EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GENCO DISTRIBUTION SYSTEM, INC.,

TRANSFORMERS MERGER SUB, INC.

and

ATC TECHNOLOGY CORPORATION

Dated as of July 18, 2010

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Term	Section
Affiliate	8.1(a)
Agreement	Preamble
Available Financing	5.17(d)
Bankruptcy and Equity Exception	3.4
Book-Entry Shares	2.1(c)
Business Day	8.1(b)
Certificate of Merger	1.3
Certificates	2.1(c)
Closing	1.2
Closing Date.	1.2
COBRA	3.22(g)
Code	2.2(e)
Collective Bargaining Agreement	3.20(c)
Company	Preamble
Company Assets	3.9(a)
Company Benefit Plans	3.22(a)
Company Board Recommendation	3.3
Company Common Stock	Recitals
Company Contracts	3.9(b)
Company Disclosure Letter	III
Company Equity Plans	3.11(a)
Company Financial Advisor	3.34
Company Intellectual Property	3.27(a)
Company Material Adverse Effect	8.1(c)
Company Organizational Documents	3.5
Company Parties	7.6(e)(i)
Company Permits	3.30(a)
Company Preferred Stock	3.10(a)
Company Proxy Statement	3.8(b)
Company SEC Reports	3.13
Company Stock Option	2.3(a)
Company Stockholders Meeting	3.8(b)
Confidentiality Agreement	5.2(b)
Continuing Employee	5.7(d)
Contracts	8.1(d)
Current Employee	5.7(b)
Debt Commitment Letter	4.7(a)
Debt Financing	4.7(a)
DGCL	1.1
Dissenting Shares	2.4(a)
DOL	3.22(b)
Effective Time	1.3
Employee Benefit Plan	8.1(e)
Environmental Costs	3.26(b)(ii)

Term	Section
Environmental Laws	3.26(a)(ii)
Environmental Matters	3.26(a)(i)
Equity Financing	4.7(a)
ERISA	8.1(f)
ERISA Affiliate	8.1(g)
Exchange Act	3.8(b)
Excluded Party	5.3(d)
Excluded Plans	5.7(b)
Excluded Shares	2.1(b)
Excluded Subsidiary	8.1(h)
Expenses	5.13
Experienced Counsel	5.3(f)(i)
Experienced Financial Advisor	5.3(f)(i)
Financing	4.7(a)
Financing Agreements	8.1(i)
Financing Sources	5.17(d)(ii)
GAAP	3.16(a)(ii)
Go-Shop End Date	5.3(a)
Governmental Entity	3.8
Greenbriar Confidentiality Agreement	5.2(b)
Greenbriar Funds	8.1(j)
Hazardous Substances	8.1(k)
HSR Act	3.8(d)
In-The-Money Option	2.3(a)
Indebtedness	8.1(l)
Indemnified Parties	5.8(a)
Intellectual Property	8.1(m)
IP Licenses	3.27(c)
IRS	3.22(b)
Knowledge	8.1(n)
Laws	8.1(o)
Legal Actions	3.19
Liabilities	3.17
Licensed Intellectual Property	3.27(a)
Liens	8.1(p)
Maximum Premium	5.8(c)
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
Nasdaq	3.8(c)
New Debt Commitment Letter	5.17(c)
Offering Documents	5.17(d)(i)
Option Merger Consideration	2.3(a)
Orders	8.1(q)
Outside Termination Date	7.2(a)
Owned Intellectual Property	3.27(a)

v

Term	Section
Parent	Preamble
Parent Assets	4.5(a)
Parent Benefit Plan	5.7(d)
Parent Contracts	4.5(b)
Parent Disclosure Letter	IV
Parent Material Adverse Effect	8.1(r)
Parent Parties	7.6(e)(ii)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
PBGC	3.22(b)
Permits	3.30(a)
Person	8.1(s)
Post-Signing Returns	5.16(a)
Qualifying SEC Report	8.1(t)
Real Property	3.28
Representatives	8.1(u)
Required Information	8.1(v)
Requisite Company Vote	3.3
Restricted Share	2.3(b)
SEC	3.8(b)
Securities Act	3.13
Solvent	8.1(w)
Stock Purchase Agreement	4.7(a)
Subsidiary	8.1(x)
Superior Proposal	8.1(y)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(z)
Takeover Statutes	3.33
Tax Returns	8.1(aa)
Taxes	8.1(bb)
Termination Fee	8.1(cc)
Treasury Regulations	8.1(dd)
WARN Act	3.24(e)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 18, 2010 (this “Agreement”), by and among GENCO DISTRIBUTION SYSTEM, INC., a Pennsylvania corporation (“Parent”), TRANSFORMERS MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and ATC TECHNOLOGY CORPORATION, a Delaware corporation (the “Company”).

RECITALS

(a)           The respective boards of directors of Merger Sub and the Company have unanimously approved and declared advisable and in the best interests of their respective stockholders, and the board of directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

(b)           Subject to certain exceptions specified herein, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive $25.00 in cash, without interest.

(c)           Certain capitalized terms used in this Agreement have the meanings specified in Section 8.1.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2  Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, as soon as practicable but in no event later than 10:00 a.m., New York City time, on the third Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3  Effective Time.  Immediately following the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4  Effects of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5  Certificate of Incorporation.  Pursuant to Section 251 of the DGCL, the certificate of incorporation of the Company shall, at the Effective Time, be amended to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation  (the “Surviving Charter”) until amended as provided in the Surviving Charter or by applicable Laws.

Section 1.6  Bylaws.  The Company shall take all requisite action so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, in the Surviving Bylaws or by applicable Laws.

Section 1.7  Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8  Officers.  The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a)       Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b)       Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries (including Merger Sub) immediately prior to the Effective Time (collectively, “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for Excluded Shares.

(c)       Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares, but including any restricted shares of Company Common Stock granted under any of the Company Equity Plans) shall be converted into the right to receive $25.00 in cash, without interest (the “Merger Consideration”).  All shares of Company Common Stock that have been so converted shall be canceled automatically and shall cease to exist, and the holders of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented those shares of Company Common Stock shall cease to have any rights with respect to those shares of Company Common Stock, other than the right to receive the Merger Consideration upon surrender of their Certificates or Book-Entry Shares in accordance with Section 2.2.

(d)       Adjustments.  Without limiting the other provisions of this Agreement, if, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Company Common Stock) with a record date during such period, then the Merger Consideration payable under Section 2.1(c) shall be equitably adjusted to reflect such change.

Section 2.2  Surrender of Certificates.
.
(a)       Paying Agent.  Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable judgment, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a customary paying agent agreement with the Paying Agent which shall provide for the payment of the Merger Consideration in accordance with this Section 2.2.

(b)       Payment Fund.  As soon as practicable following the Effective Time (but in any event within one Business Day following the Effective Time), Parent shall deposit in trust for the benefit of the holders of Company Common Stock with the Paying Agent, cash in United States dollars in an aggregate amount equal to the product of (i) the number of shares of Company Common Stock issued and outstanding at the Effective Time (other than Company Common Stock owned by Parent or held by the Company in treasury and Dissenting Shares) and (ii) the Merger Consideration (such amount being hereinafter referred to as the “Payment Fund”).  The Paying Agent shall make the payments of the amounts referred to in Section 2.1(c) out of the Payment Fund.

(c)       Payment Procedures.

(i)   Letter of Transmittal.  As soon as reasonably practicable (and in any event within three Business Days) following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share, as applicable, (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to Certificates or Book-Entry Shares shall pass, only upon proper delivery of Certificates or Book-Entry Shares to the Paying Agent and (B) instructions for surrendering Certificates or Book-Entry Shares, as applicable.

(ii)   Surrender of Certificates.  Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents required by the Paying Agent, the holder of that Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of that Book-Entry Share or the shares of Company Common Stock formerly evidenced by such Certificate, as applicable, less any required withholding of Taxes.  Any Certificates or Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii)   Unregistered Transferees.  If any Merger Consideration is to be paid to a Person other than in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv)   No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Certificate or Book-Entry Share, as applicable, shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration.  Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share, as applicable, shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate (including the shares of Company Common Stock formerly represented by it) or Book-Entry Share, as applicable.

(d)       No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(e)       Required Withholding.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any Merger Consideration or Option Merger Consideration payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under (i) the Internal Revenue Code of 1986 (the “Code”), (ii) any applicable state, local or foreign Tax Laws or (iii) any other applicable Laws.  To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) paid by the Surviving Corporation to the applicable tax authorities when due and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

(f)       No Liability.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Laws.

(g)       Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that any such investment shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America.  Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any amounts in the Payment Fund in excess of the amounts payable under Section 2.1(c) shall be paid promptly to Parent.

(h)       Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares 270 days after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter, any holder of Certificates or Book Entry Shares who has not complied with this Article II shall look only to the Surviving Corporation for payment of the applicable Merger Consideration.

(i)       Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in exchange for such lost, stolen or destroyed Certificate.

Section 2.3  Company Stock Options and Restricted Shares.

(a)       As soon as practicable following the date of this Agreement, the Company shall take all requisite action, including amending or interpreting any Company Equity Plan or award agreement thereunder and obtaining consents, if necessary, from holders of options to purchase shares of Company Common Stock that have been granted under any of the Company Equity Plans (each, a “Company Stock Option”) so that immediately prior to the Effective Time all Company Stock Options shall vest and become exercisable and, as of the Effective Time, each Company Stock Option with an exercise price per share of Company Common Stock that is less than the Merger Consideration (an “In-The-Money Option”), by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of such Company Stock Option, shall be canceled and converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay and shall, to the extent necessary, provide the Surviving Corporation with sufficient funds to pay), as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to (i) the Option Merger Consideration multiplied by (ii) the aggregate number of shares of Company Common Stock in respect of which the applicable Company Stock Option was exercisable immediately prior to the Effective Time. “Option Merger Consideration” means the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Stock Option.  Following the Effective Time, no In-The-Money Option shall remain outstanding, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Option Merger Consideration pursuant to this Section 2.3(a).  If the exercise price per share of any Company Stock Option is equal to or greater than the Merger Consideration, then, from and after the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of such Company Stock Option, such Company Stock Option shall (i) be adjusted so that the holder of such Company Stock Option shall have the right to receive, upon exercise of such Company Stock Option, solely an amount in cash equal to the Merger Consideration multiplied by the aggregate number of shares of Company Common Stock in respect of which the applicable Company Stock Option is exercised, and (ii) expire, terminate and have no further force and effect upon the date that is the later of the Effective Time and the expiration of the 30-day period immediately following the date of the Company Stockholders Meeting at which the Requisite Company Vote is obtained, to the extent then otherwise outstanding and unexercised.

(b)       As soon as practicable following the date of this Agreement, the Company shall take all requisite action so that any restricted share of Company Common Stock that was granted under any of the Company Equity Plans and is outstanding and unvested immediately prior to the Effective Time (each, a “Restricted Share”) shall vest and by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of that Restricted Share, shall be converted into the right to receive the Merger Consideration referred to in Section 2.1(c) for each such Restricted Share.  For purposes of Sections 2.1 and 2.2, all references to shares of Company Common Stock shall be deemed to include Restricted Shares.

Section 2.4  Dissenting Shares.

(a)       Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c).  At the Effective Time, (x) all Dissenting Shares shall be canceled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b)       Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s Company Common Stock (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate or Book-Entry Share representing such Company Common Stock in accordance with Section 2.2.

(c)       The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Common Stock, any withdrawals of such demands, and any other instrument served on the Company under the provisions of Section 262 of the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not offer to make, agree to make, or make any payment with respect to any demands for appraisal without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent (the “Company Disclosure Letter”) or (b) in any Qualifying SEC Report (other than (i) any information that is both (A) contained in the “Risk Factors” section of such Qualifying SEC Reports, and (B) does not consist solely of factual historical statements, and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Qualifying SEC Reports), if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1  Organization and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and with the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2  Foreign Qualifications.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3  Corporate Authorization.  The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions expressly contemplated by this Agreement, including the Merger.  The board of directors of the Company has unanimously adopted resolutions: (a) approving and declaring advisable the Merger, this Agreement and the transactions expressly contemplated by this Agreement; (b) declaring that it is in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (c)  directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; (d) resolving to recommend to the stockholders of the Company that they adopt and approve this Agreement and the transactions expressly contemplated by this Agreement, including the Merger (the “Company Board Recommendation”); (e) irrevocably taking all necessary steps to render Section 203 of the DGCL inapplicable to the execution and delivery of this Agreement and the transactions expressly contemplated hereby, including the Merger; and (f) irrevocably electing, to the extent permitted by applicable Law, not to be subject to any Takeover Statutes of any jurisdiction that may purport to be applicable to this Agreement, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions expressly contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.  For purposes of this Agreement, all references to “transactions expressly contemplated by this Agreement” shall be deemed to exclude the transactions contemplated by the Financing.

Section 3.4  Enforceability.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting enforcement of creditors’ rights generally or by general principles of equity whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

Section 3.5  Organizational Documents.  The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Subsidiaries, in each case as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

Section 3.6  Minute Books.  The Company has made available to Parent correct and complete copies of the minutes of all meetings of the stockholders, the boards of directors and each committee of the boards of directors of the Company and each of its Subsidiaries held since December 31, 2005.

Section 3.7  Subsidiaries.  A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.7 of the Company Disclosure Letter.  Except as set forth in Section 3.7 of the Company Disclosure Letter, (a) each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and (b) the Company does not own, directly or indirectly, any capital stock of, or any ownership interest in, or any other securities convertible or exchangeable into or exercisable for any capital stock of, or any ownership interest in, any Person other than the Subsidiaries of the Company.  In the case of any Subsidiary of the Company that is not a direct or indirect wholly-owned Subsidiary of the Company, Section 3.7 of the Company Disclosure Letter also indicates the other holder or holders of any capital stock of, or any ownership interest in, such Subsidiary and a description of the amount or nature of their capital stock of, or ownership interest in, such Subsidiary.

Section 3.8  Governmental Authorizations.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions expressly contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a)       the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)       the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions expressly contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c)       compliance with the rules and regulations of the Nasdaq Global Select Market (the “Nasdaq”);

(d)       the filing of the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); and

(e)       other actions or filings, the absence of which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.9  Non-Contravention.  Assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions expressly contemplated by this Agreement do not and will not contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents of the Company or any Subsidiary of the Company (other than any Excluded Subsidiary).  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, or as set forth in Section 3.9 of the Company Disclosure Letter and assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions expressly contemplated by this Agreement do not and will not:

(a)       contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets or properties of the Company or any of its Subsidiaries (the “Company Assets”) are bound;

(b)       result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, (i) any Contract set forth in Sections 3.20(c), 3.20(d) or 3.21 of the Company Disclosure Letter (collectively, with all amendments to date, the “Company Contracts”) or (ii) any other Contracts to which the Company or its Subsidiaries becomes a party or by which any of the Company Assets become bound after the date hereof that would be required to be disclosed in Sections 3.20(c), 3.20(d) or 3.21 of the Company Disclosure Letter if such Contract were in effect on the date hereof;

(c)       require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contracts;

(d)       give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Contracts;

(e)       cause the creation or imposition of any Liens on any Company Assets; or

(f)       contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents of any Excluded Subsidiary.

Section 3.10  Capitalization.

(a)       The authorized capital stock of the Company consists solely of (i) 30,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).

(b)       As of the close of business on July 14, 2010, (i) 28,134,803 shares of Company Common Stock were issued and outstanding, of which 175,537 were Restricted Shares, (ii) 7,980,429 shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 2,747,789 shares of Company Common Stock were reserved for issuance under the Company Equity Plans and (iv) no shares of Company Preferred Stock were issued or outstanding.

(c)       Except as set forth in Section 3.10(b), as of the close of business on July 14, 2010, no other shares of capital stock of the Company were issued, reserved for issuance or outstanding.  Since that date, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued other than upon exercise of the Company Stock Options outstanding on that date.

(d)       All issued and outstanding shares of Company Common Stock and all shares of Company Common Stock that are subject to issuance, upon issuance prior to the Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(e)       Except as set forth in Section 3.10(e) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f)       Except as set forth in Section 3.10(f) of the Company Disclosure Letter, each outstanding share of capital stock of each Subsidiary of the Company (other than any Excluded Subsidiary) is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

Section 3.11  Company Stock Options and Restricted Shares.

(a)       Section 3.11(a) of the Company Disclosure Letter sets forth all of the equity compensation plans relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue or sell any shares of their capital stock or other securities (collectively, the “Company Equity Plans”).  The Company has made available to Parent correct and complete copies of all Company Equity Plans and all forms of award agreements issued under those Company Equity Plans.

(b)       As of the date of this Agreement, Company Stock Options to acquire an aggregate of 1,866,339 shares of Company Common Stock and 175,537 Restricted Shares have been granted under the Company Equity Plans.  Other than the awards referred to in the preceding sentence, there are no options, warrants, stock appreciation rights, restricted stock units, phantom stock awards, performance-based equity rights or other equity-based awards granted under any Company Equity Plan.

(c)       The Company has the authority to cancel all of the Company Stock Options in the manner contemplated by Section 2.3.

(d)       Section 3.11(c) of the Company Disclosure Letter sets forth a correct and complete list of the following information, except for immaterial omissions or errors that do not increase the aggregate Option Merger Consideration by more than $100,000, as of the date of this Agreement, with respect to each Company Stock Option:  (i) the name of the holder; (ii) the exercise price; (iii) the number of shares of Company Common Stock subject to that option; (iv) the Company Equity Plan under which that option was granted; and (v) the dates on which that option was granted, will vest and will expire.

(e)       Section 3.11(d) of the Company Disclosure Letter sets forth a correct and complete list of the following information, except for immaterial omissions or errors that do not increase the aggregate Merger Consideration payable by Parent by more than $100,000, as of the date of this Agreement, with respect to each award of Restricted Shares: (i) the name of the grantee;

(ii) the number of Restricted Shares subject to the award; (iii) the Company Equity Plan under which such Restricted Shares were granted; and (iv) the dates on which such Restricted Shares were granted and will vest.

(f)       Section 3.11(f) of the Company Disclosure Letter sets forth each form of award agreement pursuant to which any Company Stock Options and any awards of Restricted Shares were granted.

Section 3.12  Voting.

(a)       The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the other transactions expressly contemplated by this Agreement.

(b)       There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of, or ownership interest in, the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.13  SEC Reports.  The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since December 31, 2006 (collectively, and together with any documents filed during such period by the Company with the SEC on a voluntary basis, including of Current Reports on Form 8-K, the “Company SEC Reports”).  Each Company SEC Report, as amended at least one Business Day prior to the date of this Agreement, (a) was prepared in accordance with the requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws (to the extent that such Laws were applicable to such SEC Report) and (b) except to the extent that information has been revised or superseded by a subsequently filed Company SEC Report filed with the SEC at least one Business Day prior to the date of this Agreement, did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service.

Section 3.14  Company Proxy Statement; Other Filings.  The Company Proxy Statement will not, at the time the Company Proxy Statement is first mailed and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Merger Sub or any Affiliate of Parent or Merger Sub expressly for inclusion therein.  No other filing made by the Company will, at the time of filing thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.15  SEC Disclosure Controls and Procedures.

(a)       The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to be sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its Subsidiaries on a consolidated basis, and the Company has not received written or oral notice from the Company’s independent auditors or any employee of the Company or its Subsidiaries involved in the design or maintenance of such system, and otherwise there is no Knowledge of the Company that such system of internal controls is not sufficient to carry out such objective.  The Company maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and the Company has not received written or oral notice from the Company’s independent auditors or any employee of the Company or its Subsidiaries involved in the design or maintenance of such system, and otherwise there is no Knowledge of the Company, that such system of disclosure controls and procedures is not sufficient to carry out such objective.

(b)       The Company’s principal executive officer and principal financial officer have disclosed to the Company’s independent auditors and to the audit committee of the Company’s board of directors (i) all significant deficiencies known or reasonably suspected by such officers in the design or operation of such disclosure controls and procedures which would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data (including identifying for the Company’s independent auditors any material weaknesses in such disclosure controls and procedures), and (ii) any fraud, whether or not material, known or reasonably suspected by such officers that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in such disclosure controls and procedures.

(c)       The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act of 2002.

(d)       The books and records of the Company and its Subsidiaries have been and are being maintained in accordance with all applicable legal and accounting requirements in all material respects.

Section 3.16  Financial Statements.

(a)       The audited consolidated financial statements and unaudited consolidated interim financial statements, in each case including the related notes, of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Reports:

(i)  complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect on the date of filing thereof;

(ii)  were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii)  fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b)       None of the financial statements (including the related notes) included in the Company SEC Reports contains any error, misstatement or omission requiring a restatement or material adjustment of the financial statements of the Company included in any Company SEC Report filed with the SEC subsequent to January 1, 2008 that has not been so restated or adjusted in any subsequent Qualifying SEC Report and, except as set forth in Section 3.16(b) of the Company Disclosure Letter, the Company has no intention to restate or materially adjust any of such financial statements (including the related notes) included in the Company SEC Reports.  The Company has not had any dispute with Ernst & Young LLP, the Company’s independent registered public accounting firm, regarding accounting matters or policies during any of its past two full fiscal years or during the current fiscal year-to-date that is currently outstanding or that has resulted in any restatement of any Company SEC Report filed with the SEC subsequent to January 1, 2008 or any material adjustment to the financial statements of the Company contained in any such Company SEC Report after the date of filing thereof with the SEC.  Without limiting the generality of the foregoing, Ernst & Young LLP has not resigned nor been dismissed as independent public accounting firm of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which impacts or would require the restatement or material adjustment of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied on.

(c)       Except as set forth in Section 3.16(c) of the Company Disclosure Letters, there are no related party transactions or off-balance sheet structures or transactions with respect to the Company or any of its Subsidiaries that would be required to be reported or set forth in the Company SEC Reports.

Section 3.17  Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), other than:

(a)       Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2009 and the related notes set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

(b)       Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2010 set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010;

(c)       Liabilities incurred since March 31, 2010 in the ordinary course of business consistent with past practice or in connection with the Merger or any other transaction expressly contemplated by this Agreement or incurred as a requirement of this Agreement;

(d)       Liabilities that would not, individually or in the aggregate, have a Company Material Adverse Effect; and

(e)       Liabilities set forth in Section 3.17(e) of the Company Disclosure Letter.

Section 3.18  Absence of Certain Changes.  Except as set forth in the Qualifying SEC Reports, since January 1, 2010, the Company and each of its Subsidiaries have, in all material respects, conducted their business in the ordinary course consistent with past practice and:

(a)       there has not been any Company Material Adverse Effect; and

(b)       neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1 (excluding Subsections (c), (d), (g), (j), (m), (n) and, to the extent that it pertains to Subsections (c), (d), (g), (j), (m) and (n), Subsection  (o) thereof), other than as set forth in Section 3.18 of the Company Disclosure Letter.

Section 3.19  Litigation.  Except as set forth in the Qualifying SEC Reports or in Section 3.19(a) of the Company Disclosure Letter, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against or otherwise affecting (a) the Company or any of its Subsidiaries or any Company Assets or (b) any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, in each case other than Legal Actions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  There are no material Orders which have been served upon the Company or any of its Subsidiaries (or of which the Company otherwise has Knowledge) outstanding against the Company or any of its Subsidiaries.  Except as set forth in Section 3.19(b) of the Company Disclosure Letter, there are no internal investigations and, to the Knowledge of the Company, no formal or informal governmental inquiries or investigations, in each case regarding accounting or disclosure practices of the Company or any of its Subsidiaries, compliance by the Company or any of its Subsidiaries with any Laws or any malfeasance by any director, officer or employee of the Company or any of its Subsidiaries.

Section 3.20  Contracts.

       (a)       There are no Company Contracts required to be described in, or filed as an exhibit to, any Company SEC Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be.  The Company has made available to Parent correct and complete (except for the redaction of pricing information) copies of all Company Contracts that are material to the business of the Company and its Subsidiaries, taken as a whole.

    (b)       Except as would not reasonably be expected to have a Company Material Adverse Effect, all Company Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Contracts and, to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Contracts.

(c)       Except as set forth in Section 3.20(c) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or bound by any: (i) Contract with respect to partnerships, joint ventures or similar arrangements; (ii) Contract containing covenants that purport to limit in any material respect any line of business, any type of product or service, any channel of distribution, any field of commercial endeavor or any geographical area; (iii) Contract with any customer required to be set forth in Sections 3.20(c)(viii) or 3.21 of the Company Disclosure Letter that contains any so-called “most favored nation” or similar pricing provisions; (iv) Contract with vendors or suppliers that restrict the Company or any of its Affiliates from using or obtaining any goods or services from any alternate source, or that contain any so-called “take or pay” or similar requirements; (v) Contract that would or would reasonably be likely to prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions expressly contemplated by this Agreement or that would accelerate payment obligations, performance deadlines, or modify or accelerate any other material obligation due to the Merger or other transactions expressly contemplated by this Agreement; (vi) collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other agreements with any union, works council or labor organization (each, a “Collective Bargaining Agreement”); (vii) Contract pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $1,000,000 outstanding (other than Indebtedness solely between or among the Company and its Subsidiaries); (viii) Contract that accounted for aggregate revenue to the Company and its Subsidiaries of (A) more than $2,000,000 during the Company’s fiscal year ended December 31, 2009, or (B) more than $1,000,000 during the first six months of the Company’s 2010 fiscal year; (ix) Contract entered into after March 31, 2010 that involves the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other ownership interests of another Person for aggregate consideration of more than $1,000,000, other than acquisitions or dispositions of inventory in the ordinary course of business; (x) Contract that relates to an acquisition, divestiture, merger, license or similar transaction and contains representations, warranties, covenants, indemnities or other obligations (including “earn-out” or other contingent obligations) that are still in effect and could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000; (xi) Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly-owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly-owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly-owned Subsidiary of the Company; (xii) Contract that provides for the payment, increase or vesting of any benefits or compensation in connection with the transactions expressly permitted by this Agreement; (xiii) Contract (other than Contracts required to be set forth in Section 3.20(c)(ix) of the Company Disclosure Letter) that contains a so-called “covenant not to sue” or similar covenant; or (xiv) Contract that relates to any material settlement, other than (A) releases immaterial in nature or amount, (B) settlement agreements for cash only (which have been fully paid) or (C) settlement agreements under which neither the Company nor any of its Subsidiaries has any continuing material obligations or liabilities.

(d)       Except as set forth in Section 3.20(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any financial derivatives master agreements, futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.

Section 3.21  Customers and Suppliers.  Section 3.21 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts with the 10 largest customers of goods and services of the Company and its Subsidiaries, taken as a whole, and the 20 largest suppliers of goods and services to the Company and its Subsidiaries, taken as a whole, in either case for the 12 months ended June 30, 2010.  Except as set forth in Section 3.21 of the Company Disclosure Letter or as disclosed in the Company SEC Reports, no Person set forth in Section 3.21 of the Company Disclosure Letter (a) to the Knowledge of the Company (which for the avoidance of doubt excludes any duty on the part of the Company to make any additional inquiries of any customer or supplier), has threatened or intends to terminate the relationship of such Person with the Company or any of its Subsidiaries, or (b) has materially modified or decreased materially or, to the Knowledge of the Company (which for the avoidance of doubt excludes any duty on the part of the Company to make any additional inquiries of any customer or supplier), has threatened or intends to materially modify its relationship with the Company or any of its Subsidiaries or intends to decrease materially its purchases from, or supplies to, the Company or any of its Subsidiaries.

Section 3.22  Benefit Plans.

(a)       Section 3.22(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all Employee Benefit Plans maintained or contributed to by the Company, any of the Company’s Subsidiaries, or any ERISA Affiliates of the Company or any of its Subsidiaries (collectively, the “Company Benefit Plans”).

(b)       With respect to each Company Benefit Plan, the Company has provided to Parent a correct and complete copy of: (i) such Company Benefit Plan and all amendments thereto; (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, if applicable; (iii) the annual report (Form 5500), if any, filed with the IRS and attached schedules, and audited financial statements and actuarial valuation reports for the three most recently completed plan years; (iv) each trust agreement, group annuity contract or other funding instrument; (v) the most recent summary plan description and summary of material modifications, if any, relating to such Company Benefit Plan; and (vi) for the last three years, all correspondence with the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”), SEC or any other Governmental Entity regarding the operation or the administration of any Company Benefit Plan.

(c)       Each Company Benefit Plan has been operated and administered in all material respects in accordance with (i) ERISA, (ii) the Code, (iii) all other applicable Laws, and (iv) its terms.

(d)       With respect to the Company Benefit Plans, there are no benefit obligations for which material contributions have not been timely made or properly accrued to the extent required by GAAP.  All amounts accrued as liabilities or expenses of any Company Benefit Plan have been properly reflected in the most recent financial statements contained in the Company SEC Reports, to the extent required by GAAP.  Since the date of such financial statements, there has been no amendment or change in interpretation by the Company relating to any Company Benefit Plan which would materially increase the cost of such Company Benefit Plan.

(e)       Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such Company Benefit Plan is qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.  No such determination or opinion letter has been revoked and revocation has not been threatened.  No such Company Benefit Plan has been amended or operated since the date of its most recent determination or opinion letter or application therefor in any respect that is reasonably likely to result in the loss of such qualification or materially increase its cost.

(f)       Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates have within the past six years (i) maintained a Company Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or any “multiple employer plan” within the meaning of the Code or ERISA.  Neither the Company, any of its Subsidiaries, any Company Benefit Plan nor, to the Knowledge of the Company, any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(g)       Except as set forth in Section 3.22(g) of the Company Disclosure Letter, none of the Company Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable Law under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) and at the expense of the employee or former employee.

(h)       Except as set forth in Section 3.22(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, the Requisite Company Vote nor the consummation of the transactions expressly contemplated by this Agreement could (either alone or in combination with another event) result in: (i) any severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (ii) any payment, compensation or benefit becoming due, or any increase in the amount of any payment, compensation or benefit due, to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; (iii) the acceleration of the time of payment or vesting or in any funding (through a grantor trust or otherwise) of compensation or benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; (iv) any material obligation pursuant to any of the Company Benefit Plans; or (v) any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any of the Company Benefit Plans.

(i)       Each Company Benefit Plan subject to Section 409A of the Code is and has been in compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.  No payment pursuant to any Company Benefit Plan or other arrangement with any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option or other equity award, would subject any person to Tax pursuant to Section 409A of the Code.

(j)       The Company and its Subsidiaries have complied in all material respects with all Laws relating to the payment and withholding of Taxes pursuant to Sections 3121 and 3402 of the Code, or similar provisions under any applicable Tax Laws.  The Company and its Subsidiaries have within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under all applicable Laws.

(k)       With respect to each Company Benefit Plan: (i) no material Legal Actions or liens (other than routine claims for benefits) are pending or, to the Knowledge of the Company, threatened; (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Actions; (iii) no written or oral communication has been received from the PBGC concerning the funded status of any Company Benefit Plan or any transfer of assets and liabilities from any Company Benefit Plan in connection with the transactions expressly contemplated by this Agreement; and (iv) no administrative investigation, audit or other administrative proceeding by the DOL, the PBGC, the IRS or any other Governmental Entity (including pursuant to the Employee Plans Compliance Resolutions System) is pending or in progress or, to the Knowledge of the Company, threatened (including any routine requests for information from the PBGC).

(l)       For each Company Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date of such Form.  Neither the Company nor any of its Subsidiaries has any plan, contract or commitment, or has announced (orally or in writing) an intention, to create any additional employee benefit or compensation plans, policies or arrangements or, except as may be required by applicable Law, to modify, suspend or terminate any Company Benefit Plan.

(m)       Other than as set forth in Section 3.22(m) of the Company Disclosure Letter, no “disqualified individual” (within the meaning of Section 280G) is entitled to receive any additional payment from the Company, any of its Subsidiaries, the Surviving Corporation or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such “disqualified individual.”  Section 3.22(m) of the Company Disclosure Letter sets forth a good faith estimated calculation, as of the date of this Agreement, of:  (i) the “base amount” (within the meaning of Section 280G(b)(3) of the Code) for each “disqualified individual”; and (ii) the maximum amount that could be paid or provided to each such “disqualified individual” as a result of the execution and delivery of this Agreement, the obtaining of the Requisite Company Vote, the consummation of the Merger or the consummation of any other transaction contemplated by this Agreement, including as a result of termination of employment on or following the Effective Time.

(n)       No capital stock or other securities of the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Benefit Plan.

Section 3.23  Executive and Director Loans.  There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as identified in the Company SEC Reports) or director of the Company.  Since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Subsidiaries has made any loans to any such executive officers or directors.

Section 3.24  Labor Relations.

(a)       Neither the Company nor its Subsidiaries is or has been in the last three years a party to any collective bargaining agreement or any other labor-related agreement with any labor union, labor organization or works council.  No labor union, labor organization or works council has in the three years preceding the date of this Agreement made a demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  To the Knowledge of the Company, there are no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries currently has, nor to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b)       The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes.  Neither the Company nor any of its Subsidiaries is the subject of any proceeding that has been served upon the Company or any of its Subsidiaries or of which the Company otherwise has Knowledge asserting that it has committed a material unfair labor practice.

(c)       Except as set forth in Section 3.24(c) of the Company Disclosure Letter, as of the date hereof, no officer of the Company or any of its Subsidiaries has given notice to the Company or any of its Subsidiaries that such officer intends to terminate his or her employment with the Company or any of its Subsidiaries.  To the Knowledge of the Company, no current or former director, officer, employee or consultant of the Company or any of its Subsidiaries is in violation in any material respect of any term of any employment contract, non-disclosure agreement or noncompetition agreement with the Company or any of its Subsidiaries.

(d)       None of the Company or any of its Subsidiaries has any material Liabilities with respect to the misclassification of any Person as an independent contractor rather than as an employee, or as an “exempt” employee rather than a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938, as amended), or with respect to any employee leased from another employer.

(e)       Except as set forth on Section 3.24(e) of the Company Disclosure Letter, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Act of 1988 (the “WARN Act”)) involving the Company or any of its Subsidiaries in the past five years.  Neither the Company nor any of its Subsidiaries has incurred any material Liability under the WARN Act or any similar Law that remains unsatisfied.  To the extent that, after the Effective Time, the Surviving Corporation operates the business of the Company and its Subsidiaries in the same manner operated by the Company and its Subsidiaries during the six-month period prior to the Effective Time, neither Parent nor the Surviving Corporation will incur any Liability under the WARN Act or any analogous Law.

Section 3.25  Taxes.

(a)       All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.

(b)       The Company and its Subsidiaries have fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for any material Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement.

(c)       There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(d)       Except as set forth in Section 3.25(d) of the Company Disclosure Letter, no audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.  All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(e)       Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax law, or for any other reason, other than due to timing differences reflected in deferred tax assets and deferred tax liabilities (i) on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2010, as included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and (ii) accruing in the ordinary course of business since March 31, 2010.

(f)       There is no Contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective Subsidiaries by reason of Section 162(m) of the Code.

Section 3.26  Environmental Matters.  Except as set forth in Section 3.26 of the Company Disclosure Letter:

(a)       the Company and each of its Subsidiaries are and, to the Knowledge of the Company have been, in compliance in all material respects with:

(i)  all applicable Laws relating to (A) pollution, contamination, protection of the environment, health or safety, (B) emissions, discharges, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii)  all applicable Orders relating to Environmental Matters (clauses (i) and (ii) collectively, “Environmental Laws”); and

(b)       there are no present conditions, events or circumstances:

(i)  that, to the Knowledge of the Company, individually or in the aggregate, have given rise or could reasonably be expected to give rise to any material Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii)  that, to the Knowledge of the Company, have required or could reasonably be expected to require the Company or any of its Subsidiaries to incur any material, actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, “Environmental Costs”); or

(iii)  that have formed or, to the Knowledge of the Company, could reasonably be expected to form the basis of any material Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(c)       there are no past conditions, events or circumstances:

(i)  that, to the Knowledge of the Company, individually or in the aggregate, could reasonably be expected to give rise to any material Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii)  that, to the Knowledge of the Company, could reasonably be expected to require the Company or any of its Subsidiaries to incur any Environmental Costs; or

(iii)  that to the Knowledge of the Company, could reasonably be expected to form the basis of any material Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(d)       Neither the Company nor any of its Subsidiaries has received any notice or other communication:  (i) that any of them is or may be a potentially responsible Person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws or the requirements of any Permits issued pursuant to Environmental Laws; or (iii) that any of them is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matters.

Section 3.27  Intellectual Property.

(a)       To the Knowledge of the Company, all material Intellectual Property used in the operation of the business of the Company and its Subsidiaries (the “Company Intellectual Property”) is either (i) owned by the Company or one or more of its Subsidiaries (the “Owned Intellectual Property”) or (ii) used by the Company or one or more of its Subsidiaries pursuant to a valid license Contract (the “Licensed Intellectual Property”), or otherwise in a manner that does not infringe any patent, copyright or trademark or misappropriate any trade secret of any Person.

(b)       Section 3.27(b) of the Company Disclosure Letter sets forth a correct and complete list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application, and (ii) all material unregistered trademarks included in the Owned Intellectual Property.  Except as set forth in Section 3.27(b) of the Company Disclosure Letter, all such registrations and issuances have not expired or been canceled, invalidated, held unenforceable, abandoned or otherwise terminated, and, to the Knowledge of the Company, such registrations and issuances are valid and in full force and effect.  Except as set forth in Section 3.27(b) of the Company Disclosure Letter, the Company and its Subsidiaries own and possess all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, provided that IP Licenses (as defined below) set forth in Section 3.27(c) of the Company Disclosure Letter and any licenses of Intellectual Property that do not constitute material Contracts shall not be deemed Liens.

(c)       Section 3.27(c) of the Company Disclosure Letter sets forth a correct and complete list of all material Contracts (i) pursuant to which the Company or any of its Subsidiaries use any Licensed Intellectual Property, or (ii) pursuant to which the Company or any of its Subsidiaries has granted to a third party a license to or under any Owned Intellectual Property (such Contracts, collectively, being the “IP Licenses”).  Each IP License is in all material respects a valid and enforceable obligation of the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, the other parties thereto.  For purposes of the foregoing, an IP License shall be deemed to be valid and enforceable in all material respects even if certain provisions of such IP License are invalid or unenforceable, provided that such invalidity or unenforceability does not deprive any party to such IP License of the principal benefit of its bargain under such IP License.  None of the Company or its Subsidiaries or, to the Knowledge of the Company, the other parties thereto is in material breach or violation of, or default under, any IP License.  Upon the Closing, except as set forth in Section 3.27(c) of the Company Disclosure Letter, the Company or its applicable Subsidiaries will continue to have the right to use all Licensed Intellectual Property on substantially the same terms and conditions as the Company or such Subsidiaries enjoyed immediately prior to the Closing.

(d)       To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or otherwise violate any Intellectual Property rights of any other Person in any material respect.  There is no Legal Action pending or, to the Knowledge of the Company, threatened alleging any such infringement or violation or challenging the Company’s or any of its Subsidiaries’ rights in or to any Company Intellectual Property.  To the Knowledge of the Company (which for the avoidance of doubt shall exclude any duty on the part of the Company to make any inquiries outside the Company and its Subsidiaries), except as set forth in Section 3.27(d) of the Company Disclosure Letter, no Person is infringing or otherwise violating any Owned Intellectual Property or any Licensed Intellectual Property in any material respect.

(e)       To the Knowledge of the Company and except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all software that is material to the business of the Company and its Subsidiaries (i) performs in material conformance with its documentation, and (ii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

Section 3.28  Real Property.  Section 3.28 of the Company Disclosure Letter sets forth a correct and complete list of all real property owned or leased by the Company or any of its Subsidiaries (“Real Property”), and the Company has provided to Parent a true and complete copy of all real property title and lease documents (including all amendments, supplements, modifications, extensions and other such agreements relating thereto), as applicable, for each of the Real Property.  The Company or one of its Subsidiaries has good and marketable title to, or has a valid and enforceable leasehold interest in, as applicable, all Real Property (including all buildings, fixtures and other improvements) owned, used or held for use by them, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  Neither the Company’s nor any of its Subsidiaries’ ownership of or leasehold interest in any such real property is subject to any Liens, except for Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect or as set forth in Section 3.28 of the Company Disclosure Letter.  Since March 31, 2010, no Real Property has been taken by eminent domain or, to the Knowledge of the Company, is the subject of a pending or contemplated taking that would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.29  Personal Property.  The Company or one of its Subsidiaries has good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  Neither the Company’s nor any of its Subsidiaries’ ownership of or leasehold interest in any such personal Company Assets is subject to any Liens, except for Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect or as set forth in Section 3.29 of the Company Disclosure Letter.  Except for normal wear and tear, the machinery and equipment of the Company and its Subsidiaries necessary for the continued conduct of their respective businesses are in good operating condition and in a state of reasonable maintenance and repair in all material respects.

Section 3.30  Permits; Compliance with Laws.

(a)       Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), except where the failure to be in possession thereof would not be material to the Company and its Subsidiaries, taken as a whole.  To the Knowledge of the Company, all such Company Permits are in full force and effect in all material respects.  No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened.  To the Knowledge of the Company, no such suspension or cancellation will result from the transactions expressly contemplated by this Agreement, and no consent, approval or other authorization of any Governmental Authority is required with respect to any Company Permit as a result of the transactions expressly contemplated by this Agreement, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b)       Except with respect to Environmental Matters (which are the subject of Section 3.26), neither the Company nor any of its Subsidiaries is in conflict with, or in violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.31  Unlawful Payments.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, employee, consultant, agent or other representative of the Company or its Subsidiaries has made, directly or indirectly, any (a) bribe or kickback, (b) illegal political contribution, (c) payment from corporate funds which was improperly recorded on the books and records of the Company or any of its Subsidiaries, (d) unlawful payment from corporate funds to governmental officials for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (e) unlawful payment from corporate funds to obtain or retain any business.

Section 3.32  Insurance.  The Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations and customary in the industry in which they operate.  Except as set forth in Section 3.32 of the Company Disclosure Letter, such policies will not terminate as a result of the consummation of the transactions expressly contemplated by this Agreement.

Section 3.33   Takeover Statutes.  The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions expressly contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions expressly contemplated by this Agreement.  To the Knowledge of the Company, no other so-called “fair price,” “moratorium,” “control share acquisition” or other state anti-takeover Laws (“Takeover Statutes”) apply or purport to apply to this Agreement, the Merger or any of the other transactions expressly contemplated by this Agreement.

Section 3.34  Opinion of Financial Advisor.  Robert W. Baird & Co. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its written opinion, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company from a financial point of view.  The Company has made available to Parent a correct and complete copy of such opinion for information purposes.  The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

Section 3.35  Brokers and Finders.  No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions expressly contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

Section 3.36  No Other Representations or Warranties.

(a)       Except for the representations and warranties contained in this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company has made or is making any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective businesses, or with respect to any other information provided to Parent, Merger Sub or any of their Representatives.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Merger Sub or, insofar as the parties are concerned, any other Person resulting from the distribution to Parent or Merger Sub of, or use by Parent or Merger Sub of, any such information, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or any of their Representatives in a “data room” or “virtual data room”, confidential information memoranda or management presentations in expectation of the transactions expressly contemplated by this Agreement or the Financing Agreements or otherwise, unless and then only to the extent that any such information is expressly covered by a representation or warranty contained in this Agreement.

(b)       In connection with the investigation by Parent and Merger Sub of the Company and its Subsidiaries, Parent, Merger Sub and their respective Representatives have received or may receive from the Company and/or its Subsidiaries or their respective Representatives certain projections, forward-looking statements and other forecasts and certain business plan information.  Each of Parent and Merger Sub acknowledges that (i) neither the Company nor any other Person is making any representation or warranty with respect to such estimates, projections, forecasts or plans, (ii) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and plans, (iii) each of Parent and Merger Sub is familiar with such uncertainties, (iv) each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), (v) none of Parent or Merger Sub shall have any claim against any Person with respect thereto and (vi) the Company has made available to Parent or Merger Sub or their respective Representatives the opportunity to ask questions and receive answers concerning the Company and its Subsidiaries and their respective businesses and to obtain additional information as may be necessary to verify the accuracy of information furnished to Parent and Merger Sub and their respective Representatives.  Nothing in this Section 3.36 shall be in derogation of or shall be deemed to modify the specific representations and warranties made by the Company in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter, dated as of the date of this Agreement, delivered by Parent to the Company (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1  Organization and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2  Corporate Authorization.  Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions expressly contemplated by this Agreement.  The board of directors of Parent has unanimously adopted resolutions approving this Agreement and the transactions expressly contemplated by this Agreement.  The board of directors of Merger Sub has unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions expressly contemplated by this Agreement.  The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions expressly contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

Section 4.3  Enforceability.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

Section 4.4  Governmental Authorizations.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions expressly contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity, other than:

(a)       the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b)       the filing of the pre-merger notification required under the HSR Act; and

(c)       other actions or filings, the absence of which would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or to materially delay, hinder or prohibit the consummation of the transactions expressly contemplated hereby.

Section 4.5  Non-Contravention.  Assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions expressly contemplated by this Agreement do not and will not contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or any Subsidiary of Parent.  Except as would not, individually or in the aggregate, be material to Parent and its Subsidiaries, and assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made, the execution delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions expressly contemplated by this Agreement do not and will not:

(a)       contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries or by which any assets or properties of Parent or any of its Subsidiaries (the “Parent Assets”) are bound;

(b)       result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under any material Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, the “Parent Contracts”), other than as would not reasonably be expected to materially delay, hinder or prohibit the consummation of the transactions expressly contemplated hereby; or

(c)       require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as would not reasonably be expected to materially delay, hinder or prohibit the consummation of the transactions expressly contemplated hereby.

Section 4.6  Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions expressly contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions expressly contemplated by this Agreement.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.

Section 4.7  Financing.

(a)       Parent has delivered to the Company a correct and complete copy, as of the date of this Agreement, of (i) an executed Stock Purchase Agreement between the Company and the Greenbriar Funds, dated as of the date of this Agreement (the “Stock Purchase Agreement”), pursuant to which the Greenbriar Funds have agreed, upon the terms and subject to the conditions thereof, to purchase shares of Parent capital stock for the aggregate cash amount set forth therein (the “Equity Financing”), and (ii) an executed commitment letter, dated as of the date of this Agreement, from PNC Bank, National Association, Wells Fargo Bank, N.A., PNC Capital Markets LLC and Wells Fargo Securities, LLC (the “Debt Commitment Letter”), pursuant to which the lenders party thereto have committed to provide, upon the terms and subject conditions therein, debt financing in an aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  The term “Debt Commitment Letter” as used herein shall mean the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter (as defined in Section 5.17(c)) at the time in question and such New Debt Commitment Letter to the extent then in effect.

(b)       Assuming the accuracy of the representations and warranties set forth in Sections 3.10 and 3.11 and the performance by the Company of, and compliance by the Company with, its obligations under this Agreement, the amount of funds contemplated to be provided pursuant to the Financing, together with funds otherwise available to Parent and the Surviving Corporation, will be sufficient to pay the aggregate Merger Consideration, the payments to be made under Sections 2.3 and 2.4, to fund any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter and to pay all other amounts that are or may be required to be paid by Parent, Merger Sub, or the Surviving Corporation in connection with the transactions expressly contemplated by this Agreement or by the Financing.

(c)       The Financing Agreements are in full force and effect, are legal, valid and binding obligations of Parent and its Subsidiaries that are a party thereto, and, to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception.  As of the date of this Agreement, neither the Stock Purchase Agreement nor the Debt Commitment Letter has been amended or modified and the commitments set forth in the Stock Purchase Agreement and the Debt Commitment Letter have not been withdrawn, canceled or rescinded.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Stock Purchase Agreement and the Debt Commitment Letter.

(d)       As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both), would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, as applicable, or to the Knowledge of Parent, any other parties thereto under the Stock Purchase Agreement or the Debt Commitment Letter, other than any default or breach resulting from any action by, or otherwise relating to, the Company or any of its Subsidiaries.  Assuming the accuracy of the Company’s representations and warranties set forth in this Agreement, as of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing.  Except for fee letters with respect to fees, market flex and related arrangements with respect to the Debt Financing (which in no event shall modify the conditions precedent to the consummation of the Debt Financing) or as described in Section 4.7(d) of the Parent Disclosure Letter, as of the date of this Agreement there are no side letters or other Contracts related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Stock Purchase Agreement and the Debt Commitment Letter.  Parent has fully paid or caused to be paid any and all commitment and other fees, costs and expenses that have been incurred and are due and payable on or prior to the date of this Agreement in connection with the Stock Purchase Agreement and the Debt Commitment Letter.

Section 4.8  Solvency.  Immediately following the Effective Time, each of Parent and the Surviving Corporation will be Solvent (assuming for the purposes of this representation that the Company and each of its Subsidiaries was Solvent immediately prior to the Effective Time).

Section 4.9  Company Proxy Statement Information; Other Filings.  The information provided by Parent or Merger Sub relating to Parent, Merger Sub or any Subsidiary of Parent expressly for inclusion in the Company Proxy Statement will not, at the time the Company Proxy Statement is first mailed and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Any such information that is to be so provided or so confirmed shall be specifically identified and agreed upon in writing, in advance, by the Company, Parent and Merger Sub.

Section 4.10  Brokers and Finders.  No broker, finder or investment bank other than Macquarie Capital (USA) Inc., and no consultant other than Republic Partners is entitled, as relevant, to any brokerage, finder’s, consultant’s or other fee or commission in connection with the Merger or the other transactions expressly contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business of the Company.  Except as contemplated by this Agreement, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and with no less diligence and effort than would be applied in the absence of this Agreement and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the goodwill of its customers, suppliers and other Persons with whom it has business relationships.  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of Parent:

(a)       Organization Documents.  Amend any of the Company Organizational Documents;

(b)       Dividends.  Make, declare or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock, other than dividends paid by a wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary of the Company;

(c)       Capital Stock.  (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the repurchase of shares in satisfaction of tax withholding upon the vesting of Restricted Shares in the ordinary course of business consistent with past practices), (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to the exercise of the Company Stock Options that are outstanding as of the date of this Agreement) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(d)       Compensation and Benefits.  Except to the extent required by applicable Law, this Agreement or by any agreements, plans or arrangements existing on the date of this Agreement, (i) adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant, or any Collective Bargaining Agreement (other than in connection with the termination of employees in the ordinary course of business consistent with past practice), (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant (except for (A) annual increases of salaries or changes made in connection with any promotion in the ordinary course of business consistent with past practice, (B) the payment of productivity bonuses paid to employees, other than participants in the Company’s annual management incentive plan, either (x)  in the ordinary course of business consistent with past practice or (y) required to be paid under the terms of Company Benefit Plans in effect on the date of this Agreement, and (C) payments to consultants in the ordinary course of business consistent with past practice), (iii)  accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by Section 2.3 hereof, (iv) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, (v) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (vi) enter into any contract or transaction with any director, officer, employee, consultant or Affiliate of the Company (or any spouse or child of any of such Persons, or any trust, partnership or corporation in which any of such Persons has a material economic interest) or amend, modify, renew (other than in accordance with any so-called “evergreen” renewal provisions), terminate or supplement any such contract or waive or release any material right of the Company or any of its Subsidiaries under any such contract; provided, that the foregoing restriction shall not apply to Contracts or transactions solely between or among the Company and one or more of its Subsidiaries;

(e)       Acquisitions.  Directly or indirectly, acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof;

(f)       Dispositions.  Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of inventory, equipment or other assets formerly used in the Company’s transmission remanufacturing program for Honda having a book value of less than $1,200,000 in the aggregate, or (iii) the disposition of used or excess equipment having a book value of less than $200,000 individually or $500,000 in the aggregate;

(g)       Contracts.  (i) Enter into any material Contract, including any Contract which, if entered into prior to the date of this Agreement would be required to be filed as an exhibit to or described or summarized in any Company SEC Report or listed in Sections 3.20(c), 3.20(d) and 3.21 of the Company Disclosure Letter, or (ii) terminate, cancel, materially modify or materially amend or fail to elect to renew (if renewal is permitted thereunder) any Company Contract filed as an exhibit to or described or summarized in any Company SEC Report or listed in Sections 3.20(c), 3.20(d) and 3.21 of the Company Disclosure Letter;

(h)       Indebtedness; Guarantees.  (i) Incur, assume or prepay any Indebtedness (except for scheduled or other payments required to be made under the terms of any agreement governing any Indebtedness in effect on the date of this Agreement), other than in the ordinary course of business consistent with past practice, or (ii) assume, guarantee, endorse or otherwise voluntarily become liable or responsible for the obligations of any other Person, other than (A) guarantees of the obligations of the Company or of a wholly-owned Subsidiary of the Company or (B) as set forth in Section 5.1(h) of the Company Disclosure Letter, and in any event in the ordinary course of business consistent with past practice;

(i)       Loans.  Make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) extension of credit to customers, (B) in connection with advances of travel-related expenses of employees, in either case, in the ordinary course of business consistent with past practice or (C) to wholly-owned Subsidiaries of the Company in the ordinary course of business consistent with past practice;

(j)       Capital Expenditures.  Make any capital expenditures, other than (i) capital expenditures that are specified to be made in the Company’s forecast for the 2010 fiscal year (a correct and complete copy of which has been provided to Parent prior to the date of this Agreement), and (ii) capital expenditures in fiscal 2010 not provided for in the Company’s forecast for the 2010 fiscal year that do not exceed $200,000 individually or $500,000 in the aggregate;

(k)       Accounting.  Change its accounting policies or procedures in any material manner, other than as required by GAAP or applicable Law;

(l)       Legal Actions.  Waive, release, assign, commence, settle or compromise any material Legal Actions;

(m)       Intellectual Property.  Take any action or omit to take any action commercially reasonably within its control that causes any Company Intellectual Property to become invalidated, abandoned or dedicated to the public domain;

(n)       Other Actions.  Take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Sections 6.1 and 6.2 of this Agreement not being satisfied or satisfaction of those conditions being delayed, except to the extent its board of directors withdraws, modifies or amends the Company Board Recommendation in accordance with Section 5.3(f); or

(o)       Related Actions.  Authorize, propose, commit or agree to do any of the foregoing.

Parent agrees that it shall not unreasonably withhold, delay or condition its consent where it is requested by the Company for any action described in the foregoing clauses (d)(i)-(iii), (f), (i), (j), (l) and (m).  Parent further agrees that it shall not unreasonably withhold, delay or condition its consent where it is requested by the Company for any action described in the foregoing clause (g) if the proposed Contract in question does not contain any restrictive covenants binding on the Company or its Affiliates or any other provisions of the kind described in clauses (ii), (iii), (iv), (v), (vi) and (xiii) of Section 3.20(c), it being understood that there shall be no presumption that Parent has acted unreasonably in withholding, delaying or conditioning its consent to any action under clause (g) based on the absence of any restrictive covenants binding on the Company or its Affiliates or any other provision of the kind described in clauses (ii), (iii), (iv), (v), (vi) and (xiii) of Section 3.20(c).

Section 5.2  Access to Information; Confidentiality.

(a)       The Company shall, and shall cause its Subsidiaries, to:  (i) provide to Parent, the lenders that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions expressly contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (collectively, the “Financing Sources”), the Greenbriar Funds and each of their respective Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or its Representatives may reasonably request.  No investigation conducted under this Section 5.2(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

(b)       Access to information pursuant to Section 5.2(a) shall be permitted subject to the terms of the Letter Agreement, dated May 19, 2010 (the “Confidentiality Agreement”), between Parent and the Company, except to the extent that such information or access is provided to the source of the Equity Financing and its Representatives, which shall be subject to the Letter Agreement, dated May 19, 2010 between the Company and Greenbriar Equity Group, LLC (the “Greenbriar Confidentiality Agreement”).

(c)       Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.3  Solicitation.

(a)       Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on August 17, 2010 (the “Go-Shop End Date”), the Company, its Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit, facilitate and encourage inquiries relating to and the making of proposals that constitute Takeover Proposals, including by way of providing access to non-public information to a Person in connection with a Takeover Proposal pursuant to and in accordance with an executed confidentiality agreement meeting the requirements of Section 5.3(f)(ii); provided that the Company shall promptly (and in any case, within twenty-four (24) hours) provide to Parent all such information provided to such Person that was not previously provided to Parent; and (ii) continue or otherwise participate in discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations relating thereto.

(b)       From the date of this Agreement and continuing until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as specifically permitted by Section 5.3(f), the Company shall not, and shall cause each of its Subsidiaries and Representatives not to, directly or indirectly withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent.

(c)       From and after the Go-Shop End Date and continuing until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as specifically permitted in Section 5.3(f), the Company shall not, shall cause each of its Subsidiaries not to, and shall instruct and use commercially reasonable efforts to cause its Representatives not to, directly or indirectly:

(i)  solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal;

(ii)  engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Takeover Proposal;

(iii)  approve, endorse or recommend any Takeover Proposal;

(iv)  enter into any agreement in principle, arrangement or Contract relating to a Takeover Proposal (other than any confidentiality agreement permitted by the terms of this Section 5.3); or

(v)  propose to do any of the foregoing or take any other action inconsistent with the obligations of the Company under this Section 5.3.

(d)       Immediately following the Go-Shop End Date: (i) the Company shall, shall cause each of its Subsidiaries, and shall instruct and use commercially reasonable efforts to cause its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal; (ii) the Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with that Person’s consideration of a Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company; and (iii) the Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.3.  The Company agrees that any violation of the provision of this Section 5.3 by any Representative of the Company or any of its Subsidiaries at the direction or with the Knowledge of the Company or the express consent of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.3 by the Company.  Notwithstanding the foregoing, but subject to the other provisions of this Section 5.3(d), the Company may continue to take any of the actions described in clauses (i) and (ii) of Section 5.3(c) from and after the Go-Shop End Date with respect to any party that has made a bona fide, written Takeover Proposal (as determined in good faith by the board of directors of the Company after taking into account all amendments and supplements by such party from time to time prior to such determination) prior to the Go-Shop End Date with respect to which the requirements of clauses (x) and (y) of Section 5.3(f)(i)(B) have been satisfied as of the Go-Shop End Date (each such party, an “Excluded Party”), but only for so long as such party does not cease to be an Excluded Party.  The Company shall deliver to Parent within twenty-four (24) hours following the Go-Shop End Date, a list of all Excluded Parties as of the Go-Shop End Date, if any, and a summary of all material terms and conditions and the status of the Takeover Proposals made by each such Excluded Party.  From time to time after the Go-Shop End Date the Company shall provide updates on any material changes to any summaries previously provided pursuant to the immediately preceding sentence promptly (and in any event not later than twenty-four (24) hours after such material changes occur).  Notwithstanding anything contained in this Agreement to the contrary, any Excluded Party shall irrevocably cease to be an Excluded Party for all purposes under this Agreement immediately upon the earlier of (1) such time as the Takeover Proposal (as amended or supplemented by such Excluded Party from time to time) made by such Excluded Party is withdrawn or is terminated or expires in accordance with its terms and (2) such time as the Takeover Proposal (as amended or supplemented by such Excluded Party from time to time) made by such Excluded Party first fails to satisfy the requirements of clauses (x) and (y) of Section 5.3(f)(i)(B).

(e)       The Company shall notify Parent promptly (and in any case within twenty-four (24) hours) upon receipt after the Go-Shop End Date of (i) any Takeover Proposal or indication that any Person is considering making a Takeover Proposal or (ii) any request for non-public information relating to the Company or any of its Subsidiaries.  The Company shall provide Parent promptly (and in any case within twenty-four (24) hours) with the identity of such Person and a copy of such Takeover Proposal, indication or request (or, where no such copy is available, a detailed description of such Takeover Proposal).  The Company shall keep Parent fully informed on a current basis (and in any case within twenty-four (24) hours) of the status and details of any such Takeover

Proposal, indication or request, and any related communications to or by the Company or its Representatives.  The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party that relates to a Takeover Proposal, and the Company shall, and shall cause its Subsidiaries to take commercially reasonable steps to enforce the provisions of any such agreement.  The Company has not entered into any agreement prior to the date hereof, and will not enter into any agreement following the date hereof, that would prevent the Company from providing any of the information described in this Section 5.3(e) to Parent.

(f)       Subject to the Company’s compliance with the provisions of this Section 5.3 (other than any immaterial breach of this Section 5.3 that has not resulted in any prejudice or disadvantage to Parent or Merger Sub), from the date of this Agreement and only until the Requisite Company Vote is obtained, the Company and its board of directors shall be permitted to:

(i)  engage in discussions or negotiations with:

(A)  an Excluded Party, but only for so long as such Person remains an Excluded Party; and

(B)  from and after the Go-Shop End Date, any Person who has made a bona fide, written and unsolicited Takeover Proposal if the board of directors of the Company determines in good faith that such Takeover Proposal (as amended or supplemented by such Person from time to time prior to such determination), if accepted, is reasonably likely to result in a Superior Proposal, but only so long as the board of directors has (x) determined in good faith, after consultation with the Company Financial Advisor or another nationally-recognized and independent financial advisory firm (each, an “Experienced Financial Advisor”) that such Takeover Proposal (as amended or supplemented by Person from time to time) is reasonably likely to lead to a Superior Proposal and (y) determined in good faith, after consultation with Gibson, Dunn & Crutcher LLP or other nationally-recognized legal counsel for the Company that is experienced in the relevant legal matters (each, an “Experienced Counsel”), that such action is required to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws;

(ii)  furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to:

(A)  an Excluded Party, but only so long as the Company (x) has caused such Excluded Party to enter into a confidentiality agreement with the Company on terms and conditions determined in good faith by the Company’s board of directors to be no less favorable to the Company, in the aggregate, than those contained in the Confidentiality

Agreement; provided that such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Parent pursuant to Section 5.3(e) or other obligations pursuant to this Section 5.3 and (y) promptly (and in any case within twenty-four (24) hours) discloses the same such non-public information to Parent; and
(B)  from and after the Go-Shop End Date, any Person who has made a bona fide, written and unsolicited Takeover Proposal if the board of directors of the Company determines in good faith that such Takeover Proposal (as amended or supplemented by such Person from time to time prior to such determination) is reasonably likely to result in a Superior Proposal, but only so long as the Company (x) has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions determined in good faith by the Company’s board of directors to be no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Parent pursuant to Section 5.3(e) or other obligations pursuant to this Section 5.3 and (y) promptly (and in any case within twenty-four (24) hours) discloses the same such non-public information to Parent;

(iii)  subject to Section 7.4(a), withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the board of directors of the Company has (A) determined in good faith, after consultation with Experienced Counsel, that such action is required to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws and (B) provided Parent with at least two (2) Business Days’ prior written notice of its intention to take such action; or

(iv)  subject to Section 7.4(a), approve, endorse or recommend a bona fide, written Takeover Proposal from an Excluded Party and, following the Go-Shop End Date, a Person making an unsolicited Takeover Proposal, in any case, if the board of directors of the Company has (A) determined in good faith, after consultation with its Experienced Financial Advisor, that such Takeover Proposal (as amended or supplemented by such Excluded Party or other Person from time to time prior to such determination) constitutes a Superior Proposal and (B) provided Parent with at least two (2) Business Days’ prior written notice of its intention to take such action.

(g)       Notwithstanding the foregoing provisions of this Section 5.3, (i) the board of directors of the Company shall be permitted to disclose to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act and (ii) the Company shall be permitted to disclose publicly through appropriate means the fact that the board of directors of the Company has received a Takeover Proposal and the terms of such proposal, if the board of directors of the Company determines in good faith, after consultation with Experienced Counsel, that it is required to make such disclosure to comply with obligations under U.S. federal securities Laws or Nasdaq rules.

Section 5.4  Notices of Certain Events.

(a)       The Company shall notify Parent promptly of (i) any communication of which the Company has Knowledge from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions expressly contemplated by this Agreement, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (ii) any communication from any Governmental Entity of which the Company has Knowledge in connection with the transactions expressly contemplated by this Agreement, (iii) any material Legal Actions that have been served upon the Company or any of its Subsidiaries or of which the Company otherwise has Knowledge or, to its Knowledge, threatened against or otherwise affecting the Company or any of its Subsidiaries or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which the Company has Knowledge that (A) makes or is reasonably likely to make any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate or (B) causes or is reasonably likely to cause any breach of its obligations under this Agreement.

(b)       Parent shall notify the Company promptly of (i) any communication of which Parent has Knowledge from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions expressly contemplated by this Agreement, (ii) any communication from any Governmental Entity of which Parent has Knowledge in connection with the transactions expressly contemplated by this Agreement or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which Parent has Knowledge that (A) makes or is reasonably likely to make any of the representations or warranties of Parent or Merger Sub or any of their respective Affiliates contained in this Agreement or any of the Financing Agreements untrue or inaccurate or (B) causes or is reasonably likely to cause any breach of the obligations of Parent or Merger Sub or any of their respective Affiliates under this Agreement or any of the Financing Agreements.

Section 5.5  Company Proxy Statement.

(a)       As promptly as practicable following the date of this Agreement, the Company shall prepare a draft of the Company Proxy Statement.  The Company shall provide Parent with a reasonable opportunity to review such draft and provide comments, which comments shall reasonably be considered by the Company.  Once such draft is in a form acceptable to the Company in its reasonable discretion, the Company shall file the Company Proxy Statement with the SEC.

(b)       The Company shall use commercially reasonable efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the date of this Agreement.  The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall reasonably consider all comments proposed by Parent for inclusion in such drafts, correspondence and filings.

(c)       The Company Proxy Statement shall include the Company Board Recommendation unless the board of directors of the Company has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.3(f).

Section 5.6  Company Stockholders Meeting.  The Company shall duly take all necessary actions consistent with the Company Organizational Documents, applicable Law and Nasdaq rules to duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the sole purpose of voting on adoption of this Agreement.  Subject to Section 5.3(f), the Company shall use commercially reasonable efforts to (a) solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (b) take all other actions reasonably necessary or advisable to secure the Requisite Company Vote.

Section 5.7  Employee Matters.

(a)       From and after the Effective Time, Parent shall and shall cause the Surviving Corporation to, honor in accordance with their terms all existing employment and severance agreements specified in Section 3.22(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries and any officer, director or employee of the Company or any of its Subsidiaries, except as otherwise agreed to between Parent or the Surviving Corporation, on the one hand, and any officer, director or employee of the Company or any of its Subsidiaries, on the other hand.

(b)       Subject to Section 5.7(e), from and after the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each individual employed by the Company or any of its Subsidiaries at the Effective Time (each, a “Current Employee”) base salary and wage rates, cash bonus (including bonuses under annual management incentive plans, productivity plans or sales commission plans) and employee benefits that are substantially the same in the aggregate as those provided to such Current Employee under the Company Benefit Plans (other than the Company’s cash and equity long-term incentive arrangements and the Company Executive Nonqualified Excess Plan (together, the “Excluded Plans”) immediately prior to the Effective Time (other than Excluded Plans); provided, however, subject to the foregoing, that nothing herein shall prevent the amendment or termination of any Company Benefit Plans as are necessary to conform with applicable Law or interfere with the Surviving Corporation’s obligation to make such changes as are necessary to conform with applicable Law; and provided, further, that the foregoing shall not relieve the Surviving Corporation or any of its Subsidiaries of any obligation to any Current Employee under an individual employment agreement with the Company or any of its Subsidiaries.

(c)       As of the Effective Time, the Company shall fully vest all employees then employed by the Company or any of its Subsidiaries in their account balances under the Company’s Executive Nonqualified Excess Plan.

(d)       With respect to any employee benefit plan or program maintained or contributed to by Parent or any of its Subsidiaries (each, a “Parent Benefit Plan”) in which an employee of the Company or any of its Subsidiaries (each, a “Continuing Employee”) may participate, or may become eligible to participate, Parent shall: (i) provide or cause to be provided to each Continuing Employee service credit to the extent such service would be recognized if it had been performed as an employee of Parent or its Subsidiaries for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan, any retiree medical or other post-retirement welfare plan, benefits under any frozen employee benefit plan or as would otherwise result in a duplication of benefits) for all periods of employment with the Company or any of its Subsidiaries prior to the Closing Date; (ii) waive, to the extent within Parent’s sole control and ability under any current Parent Benefit Plan, or use commercially reasonable efforts to cause any third-party insurance carriers to waive, pre-existing conditions or limitations, eligibility, waiting periods or required physical examinations under any Parent Benefit Plan which is a welfare plan with respect to the Continuing Employees and their eligible dependents, to the extent waived under the corresponding Company Benefit Plan in which the applicable Continuing Employees participated immediately prior to the Closing Date and, with respect to life insurance coverage, up to the Continuing Employee’s current level of insurability; and (iii) provide, to the extent within Parent’s sole control and ability under any current Parent Benefit Plan, or use commercially reasonable efforts to cause any third-party insurance carriers to provide,  the Continuing Employees and their eligible dependents credit for the plan year in which the Closing Date occurs towards applicable co-payments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date.  For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Benefit Plan, including any such Parent Benefit Plan that was frozen prior to the Closing Date.

(e)       The parties to this Agreement acknowledge and agree that no provision of this Agreement shall be construed to: (i) create any right to any compensation or benefits whatsoever on the part of any Continuing Employee or other future, present or former employee of the Company, the Surviving Corporation, Parent or any of their respective Affiliates; (ii) guarantee employment for any period of timeor preclude the ability of Parent or the Surviving Corporation to terminate any employee, independent contractor or Continuing Employee for any reason at any time;

(iii) require Parent or the Surviving Corporation to continue any Company Benefit Plan, Parent Benefit Plan, or other employee compensation or benefit plans or arrangements, or prevent the amendment, modification or termination thereof after the Closing; or (iv) constitute an amendment to any Company Benefit Plan, Parent Benefit Plan, or other employee benefit or compensation plans or arrangements.  Nothing in this Section 5.7 or elsewhere in this Agreement shall be deemed to make any employee, former employee, independent contractor or Continuing Employee (including any beneficiary or dependent thereof) a third party beneficiary of this Section 5.7 or any rights relating hereto.

Section 5.8  Directors’ and Officers’ Indemnification and Insurance.

(a)       All rights to indemnification and exoneration (including provisions relating to expense reimbursement) now existing in favor of any current or former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) under the Company Organizational Documents or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, shall survive the Merger and shall continue in full force and effect (and shall not be amended, repealed or otherwise modified in any adverse respect) for a period of not less than six years after the Effective Time.  Parent shall assume and honor, guaranty and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants in this Section 5.8.

(b)       In addition and not in limitation of the terms of Section 5.8(a), following the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless and shall, to the extent necessary, provide the Surviving Corporation with sufficient funds to indemnify, defend and hold harmless all Indemnified Parties to the fullest extent permitted by applicable Laws against all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including liabilities arising out of or pertaining to all acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring prior to the Effective Time, whether commenced, asserted or claimed before or after the Effective Time.  If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter arising out of or pertaining to any acts or omissions arising out of or relating to such Indemnified Party’s services as a director or officer of the Company or any of its Subsidiaries occurring prior to the Effective Time in respect of which such Indemnified Party would be entitled to be indemnified by the Company, which Legal Action continues or is initiated after the Effective Time, then following the Effective Time Parent shall pay, or cause the Surviving Corporation to pay, as incurred such Indemnified Party’s legal fees, costs and expenses incurred in connection with such Legal Action, subject to receipt of an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined by a court of competent jurisdiction (after all rights to appeal shall have expired) that such Indemnified Party is not entitled to be indemnified under applicable Laws.

(c)       The Surviving Corporation shall purchase effective as of the Effective Time and maintain, with insurance carriers believed to be financially sound and reputable and without any lapse in coverage, tail policies to the current directors’ and officers’ liability insurance maintained on the date of this Agreement by the Company, which tail policies (i) shall not have an annual premium in excess of 225% of the amount set forth in Section 5.8(c) of the Company Disclosure Letter, which amount the Company represents and warrants to be the annual premium currently paid by the Company to maintain the existing policies (such 225% amount being the “Maximum Premium”), (ii) shall be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (iii) shall contain coverage that is at least as protective to the Persons covered by such existing policies and shall in any event include non-management directors Side A (DIC) coverage; provided, however, that if equivalent coverage cannot be obtained or can be obtained only by paying an annual premium in excess of the Maximum Premium, Parent shall only be required to obtain as much similar insurance as possible for an annual premium equal to the Maximum Premium.  Upon request of an insured party, Parent shall provide copies of any such insurance policies to the insured parties thereunder and shall provide all cooperation reasonably necessary in connection with the processing of any eligible claim thereunder.

(d)       If the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent or their properties and assets, as the case may be, shall succeed to the obligations set forth in this Section 5.8.

(e)       The Surviving Corporation and Parent, jointly and severally, shall pay all reasonable expenses, including reasonable attorneys’ fees and expenses, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8 as such expenses and fees are incurred upon the written request of any Indemnified Party subject the last sentence of Section 5.8(a).

(f)       This Section 5.8 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, each Indemnified Person (notwithstanding that such Persons are not parties to this Agreement) and their respective successors, assigns, heirs and legal representatives.  The indemnification, exoneration and advancement of expenses provided for herein shall be in addition to, and not in limitation of, any other rights to which an Indemnified Person is entitled, whether pursuant to the charter or bylaws or any other organizational documents of the Company or any of its Subsidiaries, or by Law, contract or otherwise.

(g)       Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Person on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.8 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

Section 5.9   Required Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI and, in the case of Parent and its Affiliates, the Financing Agreements are satisfied and to consummate the transactions expressly contemplated by this Agreement and the Financing as promptly as practicable.

Section 5.10  Consents; Filings; Further Action.

(a)       Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of Parent and the Company shall (i) use its commercially reasonable efforts to obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions expressly contemplated by this Agreement and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions expressly contemplated by this Agreement under (A) the Securities Act and the Exchange Act, (B) the HSR Act, (C) the DGCL, (D) any other applicable Laws and (E) the rules and regulations of the Nasdaq.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors prior to filing.  Neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document.  Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions expressly contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)       Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions expressly contemplated by this Agreement.  If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any such Governmental Entity that is related to the transactions expressly contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Entity in connection with the transactions expressly contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, Parent shall use its commercially reasonable efforts to resolve any objections that may be asserted with respect to the transactions expressly contemplated by this Agreement under any antitrust, competition or trade regulatory Laws.

(c)       Notwithstanding the foregoing, nothing in this Section 5.10 shall require, or be construed to require, Parent to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in either case, could reasonably be expected to (x) be material to Parent and its Subsidiaries, taken as a whole, or to the Company and its Subsidiaries, taken as a whole, or (y) materially and adversely impact the economic or business benefits to Parent of the transactions expressly contemplated by this Agreement.

Section 5.11  Public Announcements.  Neither Parent nor the Company will, and neither Parent nor the Company will permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions expressly contemplated by this Agreement without the prior consent (which consent will not be unreasonably withheld) of the Company, in the case of a proposed announcement or statement by Parent, or Parent, in the case of a proposed announcement or statement by the Company; provided, however, that (i) the Company may, without the prior consent of Parent, issue or cause the publication of any press release or other public announcement to the extent it determines that so doing is required by Law or by the rules and regulations of Nasdaq, in which case the Company will use commercially reasonable efforts to consult with Parent in advance and (ii) either party make public statements (but may not publish any press release) that are consistent with such party's prior (but after the date of this Agreement) public disclosures regarding the transactions expressly contemplated by this Agreement.

Section 5.12  Stock Exchange De-listing.  Parent and the Surviving Corporation shall use their commercially reasonable efforts to cause the Company Common Stock to be de-listed from the Nasdaq and de-registered under the Exchange Act promptly following the Effective Time.

Section 5.13  Fees, Costs and Expenses.  Except as otherwise expressly provided herein, whether or not the Merger is consummated, all fees, costs and expenses(including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions expressly contemplated by this Agreement (collectively, “Expenses”) shall be paid by the party incurring those Expenses.  For the avoidance of doubt, Parent shall pay all filing fees for the filings required under the HSR Act and the Company shall pay all expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the Requisite Company Vote.

Section 5.14  Takeover Statutes.  If any Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions expressly contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such Takeover Statute.  The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and, at the request of Parent, their respective Affiliates) from any Takeover Statute of any jurisdiction that may purport to be applicable to this Agreement, the Merger or the other transactions expressly contemplated by this Agreement or otherwise cause any restrictions therein not to apply.

Section 5.15  Defense of Litigation.  The Company shall not settle or offer to settle any Legal Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions expressly contemplated by this Agreement without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions expressly contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

Section 5.16  Tax Matters.  During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall:

(a)       prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b)       fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(c)       promptly notify Parent of any material Legal Action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter, and not settle or compromise any such Legal Action or audit without Parent’s prior written consent; and

(d)       not make or revoke any material Tax election or adopt or change a Tax accounting method without Parent’s prior written consent.

Section 5.17  Financing.

(a)       Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Stock Purchase Agreement, Parent shall use commercially reasonable efforts to take (or cause to be taken) all actions and do (or cause to be done) all things, necessary, proper or advisable to: (i) obtain the Equity Financing contemplated by the Stock Purchase Agreement; (ii) maintain in effect the Stock Purchase Agreement; (iii) satisfy on a timely basis all conditions applicable to Parent set forth in the Stock Purchase Agreement that are within its control; (iv) give such notice to the Greenbriar Funds as may be required under the Stock Purchase Agreement in order to permit the consummation of the Equity Financing to occur as soon as practicable following the Company Stockholders Meeting (and in any event not later than the third Business Day after the date on which the Company Stockholders Meeting is held); (v) consummate the Equity Financing contemplated by the Stock Purchase Agreement at or prior to the Closing; and (vi) fully enforce the rights of Parent under the Stock Purchase Agreement.  Parent shall not, prior to the termination of this Agreement, terminate or agree to terminate the Stock Purchase Agreement and shall not amend, alter or waive, or agree to amend, alter or waive, any term of the Stock Purchase Agreement that would reduce the aggregate purchase price to be paid to Parent thereunder or that would reasonably be expected to delay or prevent the closing of the Financing under the Stock Purchase Agreement or the Debt Commitment Letter, in each case, without the prior written consent of the Company (which may be withheld by the Company in its sole discretion).  Not later than two Business Days prior to any other amendment, modification or waiver of the Stock Purchase Agreement (other than immaterial amendments that will not have the effect of reducing the aggregate purchase price or delaying or preventing the closing of the transactions thereunder), Parent shall provide the Company with a copy of any such amendment, modification or waiver and shall afford the Company an opportunity to comment thereon.  Parent shall promptly (and in any event within one Business Day) notify the Company of (i) the termination (or attempted or purported termination, whether or not valid) of the Stock Purchase Agreement, (ii) the entry of any Order (as defined in the Stock Purchase Agreement), whether or not final or nonappealable, or (iii) any refusal by the Greenbriar Funds to close or any stated intent by the Greenbriar Funds to refuse to close the purchase and sale of the Parent capital stock as contemplated by the Stock Purchase Agreement.

(b)       Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall, and Parent shall cause each of its Subsidiaries to, use commercially reasonable efforts to obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter, after giving effect to the “market flex” terms in the fee letter referred to therein (or on terms which would not be reasonably expected to delay or prevent the closing of the Merger, the Equity Financing or the Debt Financing), and use its respective commercially reasonable efforts to

(i) maintain in effect the Debt Commitment Letter and negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter (or on terms which would not be reasonably expected to delay or prevent the closing of the Merger, the Equity Financing or the Debt Financing), (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in such definitive agreements that are within their reasonable control, and (iii) consummate the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Closing.  If all conditions in the Debt Commitment Letter (other than the availability of funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, each of Parent and Merger Sub shall use its commercially reasonable efforts to cause such lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions expressly contemplated by this Agreement and otherwise enforce its rights under the Financing Agreements.

(c)       Neither Parent nor Merger Sub shall, prior to the termination of this Agreement, terminate or agree to terminate the Debt Commitment Letter without the prior written consent of the Company (which may be withheld by the Company in its sole discretion) nor shall either amend, alter or waive, or agree to amend, alter or waive, any term of the Debt Commitment Letter or any provision of the fee letter referenced in the Debt Commitment Letter to the extent any such amendment, alteration, or waiver would reasonably be expected to delay or prevent the Closing, without the prior written consent of the Company (which may be withheld by the Company in its sole discretion); provided, however, that Parent and Merger Sub may replace the Debt Commitment Letter without the need to obtain the consent of the Company so long as (i) the terms would not be reasonably expected to delay or prevent the Closing and (ii) the conditions to the Debt Financing set forth in the Debt Commitment Letter as of the date of this Agreement would not be expanded in a manner that would reasonably be expected to delay or prevent the Closing; and in any such event, Parent shall disclose to the Company its intention to obtain such alternative financing, shall keep the Company informed of the terms thereof and shall deliver to the Company final drafts of the commitment letter (the “New Debt Commitment Letter”) providing for such alternative financing.  The term “Debt Commitment Letter” shall be deemed to refer to the New Debt Commitment Letter from and after such time as it replaces the original Debt Commitment Letter.  The term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letter to the extent not so superseded at the time in question and the New Debt Commitment Letter to the extent then in effect.  Parent shall promptly (and in any event within one Business Day) notify the Company of the expiration or termination of the Debt Commitment Letter and its replacement with the New Debt Commitment Letter (if applicable).

(d)       Prior to the Effective Time, the Company shall (and shall cause each of its Subsidiaries to) provide, and shall use its commercially reasonable efforts to cause its Representatives, including legal and accounting Representatives, to provide, in each case, at Parent’s sole expense (in accordance with the reimbursement provisions below), all cooperation reasonably requested by Parent or Merger Sub and that is necessary in connection with arranging and obtaining the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”), including:

(i)  assisting with the preparation of offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations and rating agency presentations in connection with the Available Financing (all such documents and materials, collectively, the “Offering Documents”);

(ii)  preparing and furnishing Parent and Merger Sub and the lenders that have committed to provide or otherwise entered into agreements in connection with the Available Financing or other financings in connection with the transactions expressly contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (collectively, the “Financing Sources”) as promptly as reasonably practicable with all Required Information as may be reasonably requested by Parent or Merger Sub to assist in preparation of the Offering Documents and executing customary authorization and management representation letters and certificates;

(iii)  participating in a reasonable number of meetings, presentations, road shows, due diligence sessions (including bringdown diligence sessions), drafting sessions and sessions with rating agencies in connection with the Available Financing, including direct contact between senior management and Representatives of the Company and its Subsidiaries and the Financing Sources, and obtaining any corporate, credit and ratings from rating agencies contemplated by the Debt Commitment Letter;

(iv)  obtaining comfort letters from accountants and consents from the Company’s independent auditors;

(v)  assisting in the preparation of definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be requested by Parent or Merger Sub;

(vi)  facilitating the pledging of collateral for the Available Financing, including taking commercially reasonable actions necessary to permit the Financing Sources of the Available Financing to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Available Financing;

(vii)  using commercially reasonable efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Parent or Merger Sub in connection with the Available Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, appraisals, engineering reports, surveys, title insurance, landlord consents, waivers and access agreements, but not including any consents of any customers under any Company Contracts to the consummation of the transactions contemplated by this Agreement; and

(viii)  facilitating the consummation of the Available Financing, including cooperating with Parent and Merger Sub to satisfy the conditions precedent to the Available Financing to the extent within the control of the Company and its Subsidiaries, and taking all actions, subject to the occurrence of the Effective Time, reasonably requested by Parent or Merger Sub to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available immediately upon the Effective Time.

Notwithstanding the foregoing provisions of this Section 5.17(d), (1) no obligations of the Company, its Subsidiaries or their Representatives under any such agreement, certificate, document or instrument shall be effective until the Effective Time, (2) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee, expense reimbursement or other fee or payment to obtain consent or to incur any liability with respect to the Available Financing prior to the Effective Time, (3) neither the Company nor any of its Subsidiaries shall be required to take any corporate action to approve or execute any definitive documents under the Available Financing prior to the Effective Time, (4) neither the Company nor any of its Subsidiaries shall be obligated to disclose any non-public information under circumstances that the Company reasonably believes will require a public filing with respect thereto under the Exchange Act, the Nasdaq rules or applicable Law, and (5) neither the Company nor any if its Subsidiaries shall be required to file a registration statement with the SEC under the Securities Act until after the Effective Time.

(e)       The Company and each of its Subsidiaries hereby consent to the use of its logos in connection with the Available Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(f)       Parent shall promptly, upon request by the Company and without regard to whether the Effective Time shall occur, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.17.  The Company shall have no obligation to pay any such costs, fees and expenses requested by the Company to be advanced by Parent unless and until Parent or Merger Sub so advances such costs, fees and expenses.  Regardless of whether the Closing occurs, Parent and Merger Sub, jointly and severally, shall indemnify and hold harmless the Company, its Subsidiaries, and their respective officers, directors, stockholders, Affiliates and representatives, and each person, if any, who controls any of the foregoing within the meaning of Section 20 of the Exchange Act from and against any and all costs, fees, expenses and damages suffered or incurred by any of them in connection with any actions taken pursuant to this Section 5.17, except to the extent that such costs, fees, expenses or damages are caused by the gross negligence or willful misconduct of any such Persons.

(g)       All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to the Financing Sources and other potential sources of capital, rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(h)       Parent and Merger Sub shall keep the Company reasonably informed with respect to the Financing.  If Parent or Merger Sub shall have Knowledge of any fact or event which will or would reasonably be expected to prevent the conditions set forth in Section 6.2(e) from being satisfied or prevent the Financing from being obtained timely as required herein, Parent shall as promptly as practicable (and in any event not later than twenty-four (24) hours thereafter) disclose the same to the Company in reasonable detail.

(i)       The Company shall be deemed to have satisfied each of its obligations set forth in this Section 5.17 if the Company shall have used its commercially reasonable efforts to comply with such obligation, regardless of whether or not the conditions to the Financing are satisfied or the Effective Time occurs.

(j)       Each party acknowledges and agrees that the obligations of each party with respect to the Financing are only as set forth in this Section 5.17, and no other provision herein, including Section 5.9, shall be deemed to expand or otherwise modify such obligations.

Section 5.18  Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions expressly contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)       Company Stockholder Approval.  This Agreement shall have been duly adopted by the Requisite Company Vote.

(b)       Antitrust.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c)       No Injunctions or Restraints.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions expressly contemplated by this Agreement or (ii) to the extent the same relates to the Company or any of its Subsidiaries or to consummation of the Merger, would have a material adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger.

Section 6.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “material to the Company and its Subsidiaries, taken as a whole,” or “Company Material Adverse Effect” set forth in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such dates (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality,” “material to the Company and its Subsidiaries, taken as a whole,” or “Company Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, has not had and could not reasonably be expected to have a Company Material Adverse Effect; provided, however, that the representations and warranties of the Company set forth in Sections 3.3, 3.4, 3.10, 3.12, 3.34 and 3.35 shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing Date as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)       Performance of Obligations.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)       Company Material Adverse Effect.  Since the date of this Agreement, there shall have been no Company Material Adverse Effect.

(d)       Officer’s Certificate.  Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company acting by and on behalf of the Company (and not in his personal capacity), certifying as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c).

(e)       Financing.  The proceeds of the Financing available to Parent and Merger Sub pursuant to the Stock Purchase Agreement and the Debt Commitment Letter, or if applicable, any New Debt Commitment Letter, together with funds otherwise available to Parent or the Surviving Corporation, shall be sufficient, if funded, to pay (i) the Merger Consideration and other amounts payable under this Agreement and (ii) fees and expenses payable upon or as a result of consummation of the Closing; provided, that this condition will be considered satisfied if the material breach by Parent or Merger Sub or any of their respective Affiliates of any of their representations, warranties, covenants or other obligations under this Agreement or any of the Financing Agreements, as applicable, has been a principal cause of, or resulted in, the failure of Financing to be so available.

Section 6.3  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties.  The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such dates (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, has not had and could not reasonably be expected to have a Parent Material Adverse Effect; provided, however, that the representations and warranties of each of Parent and Merger Sub set forth in Sections 4.2 and 4.3 shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing Date as if made and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)       Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)       Officer’s Certificate.  The Company shall have received a certificate, signed by a senior executive officer of Parent acting by and on behalf of Parent (and not in his personal capacity), certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

Section 6.4  Frustration of Closing Conditions.  None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger and the other transactions expressly contemplated by this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1  Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2  Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a)       if the Merger has not been consummated by January 18, 2011 (the “Outside Termination Date”), except that the right to terminate this Agreement under this clause (a) shall not be available to (i) the Company if the actions or failure to fulfill any of the obligations of the Company or any of its Affiliates set forth in this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date and (ii) Parent if the actions or failure to fulfill any of the obligations of Parent, Merger Sub or any of their respective Affiliates set forth under this Agreement or any of the Financing Agreements, as applicable, has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b)       if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof) at which a quorum is present and the Requisite Company Vote is not obtained;

(c)       if any Law prohibits consummation of the Merger; or

(d)       if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable, subject to compliance with Section 5.10.

Section 7.3  Termination by Parent.  This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a)       if the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent;

(b)       if (i) the board of directors of the Company approves, endorses or recommends a Superior Proposal, (ii) the Company enters into an agreement in principle or definitive agreement relating to a Superior Proposal, (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, (iv) the Company fails to make the Company Board Recommendation or include the Company Board Recommendation in the Company Proxy Statement, (v) the board of directors of the Company refuses to affirm the Company Board Recommendation within three Business Days of any request from Parent to do so (including following the Go-Shop End Date), or (vi) the Company or its board of directors publicly announces its intention to do any of the foregoing;

(c)       if the board of directors of the Company exempts any Person other than Parent or any of its Affiliates from the provisions of Section 203 of the DGCL; or

(d)       if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Sections 6.2(a), 6.2(b) or 6.2(c) and (ii) has not been cured by the Company by the earlier of (A) 20 Business Days after the Company’s receipt of written notice of such breach from Parent or (B) the Outside Termination Date.

Section 7.4  Termination by the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a)       if the board of directors of the Company approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal, but only so long as:

(i)  the Requisite Company Vote has not yet been obtained;

(ii)  the Company is not then and has not been in breach of any of its obligations under Section 5.3, other than any immaterial breach that has not resulted in any prejudice or disadvantage to Parent or Merger Sub;

(iii)  the board of directors of the Company has determined in good faith, (A) after consulting with its Experienced Financial Advisor, that such definitive agreement constitutes a Superior Proposal and (B) after consulting with Experienced Counsel, that such action is required to comply with its fiduciary obligations to its stockholders under applicable Laws;

(iv)  the Company has notified Parent in writing that it intends to enter into such definitive agreement, attaching the most current version of such definitive agreement (including any amendments, supplements or modifications) to such notice;

(v)  during the four Business Day period following Parent’s receipt of such notice, (A) the Company has offered to negotiate with (and, if accepted, negotiated with), and has caused its financial and legal advisors to offer to negotiate with (and, if accepted, negotiate with), Parent in making such adjustments to the terms and conditions of this Agreement as are acceptable to Parent and as would enable the Company to proceed with the Merger and the other transactions expressly contemplated by this Agreement, and (B) the board of directors of the Company has determined in good faith, after considering the results of such negotiations and any revised proposals made by Parent that the Superior Proposal giving rise to such notice continues to be a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material term of such Superior Proposal referred to in Section 7.4(a) shall require a new notice referred to in Section 7.4(a)(iv) and a new four Business Day period referred to in this Section 7.4(a)(v)); and

(vi)  each of the termination and the entrance into the definitive agreement referred to in Section 7.4(a) occurs within two Business Days following the last four Business Day period referred to in Section 7.4(a)(v);

(b)       if Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) (other than as a result of the failure of Parent to obtain the financing as contemplated by Section 5.17) and (ii) has not been cured by Parent by the earlier of (A) 20 Business Days after Parent’s receipt of written notice of such breach from the Company or (B) the Outside Termination Date; or

(c)       if all of the conditions to Closing set forth in Article VI (other than (A) the condition set forth in Section 6.2(e) and (B) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (B), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination and the condition specified in Section 6.2(e) has not been satisfied by the date that is the earlier to occur of (i) 20 Business Days after Parent’s receipt of written notice from the Company respecting the Company’s intention to terminate this Agreement pursuant to this Section 7.4(c) or (ii) the Business Day immediately prior to the Outside Termination Date.

Section 7.5  Effect of Termination.  If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that (a) if such termination results from the willful breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, then the Company shall be fully liable for any Liabilities incurred or suffered by the Parent or Merger Sub as a result of such failure or breach and (b) if such termination results from the willful breach by the Parent or any its Affiliates of any of their respective representations, warranties, covenants or agreements contained in this Agreement  or any Financing Agreement, then the Parent and Merger Sub shall be fully liable for any Liabilities incurred or suffered by the Company as a result of such failure or breach. The provisions of Sections 5.13, 7.5 and 7.6 and Article VIII shall survive any termination of this Agreement.

Section 7.6  Expenses Following Termination.

(a)       Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions expressly contemplated hereby shall be paid in accordance with the provisions of Section 5.13.

(b)       The Company shall pay, or cause to be paid, to Parent upon termination by wire transfer of immediately available funds an amount equal to the  relevant Termination Fee:

(i)  if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made before or concurrently with such termination;

(ii)  if this Agreement is terminated by Parent pursuant to Sections 7.3(a), 7.3(b) or 7.3(c), in which case payment shall be made within two Business Days after such termination;

(iii)  if (A) a Takeover Proposal shall have been made or proposed to the Company or its stockholders or otherwise publicly announced (whether or not conditional), (B) this Agreement is terminated by either Parent or the Company pursuant to Sections 7.2(a) or 7.2(b) and (C) within 12 months following the date of such termination, the Company or any of its Subsidiaries enters into any agreement in principle or definitive agreement providing for the implementation of a Takeover Proposal or shall consummate any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which case payment shall be made within two Business Days after the date on which the Company or such Subsidiary enters into such agreement in principle or definitive agreement or consummates such Takeover Proposal, as applicable.  For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “15%” shall be deemed to be replaced by the figure “50%”.

(iv)  The parties hereto agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)       If (i) this Agreement is terminated by the Company pursuant to Section 7.4(c) or (ii) all of the conditions to Closing set forth in Article VI (other than (A) the condition set forth in Section 6.2(e) and (B) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (B), which conditions would be satisfied if the Closing were held on the Outside Termination Date) have been satisfied or waived on or prior to the Outside Termination Date and the condition specified in Section 6.2(e) has not been satisfied on the Outside Termination Date, Parent shall pay, or cause to be paid, by wire transfer of immediately available funds, an amount equal to $2,000,000 to the Company, representing reimbursement of certain Expenses incurred by the Company in connection with the Transaction, in which case payment shall be made within two Business Days after such termination.

(d)       Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 7.6 are an integral part of the transactions expressly contemplated by this Agreement and (ii) without these agreements, the Company, Parent and Merger Sub would not have entered into this Agreement.  Accordingly, if the Company or Parent fail to pay when due any amounts required to be paid by it pursuant to this Section 7.6 and, in order to obtain such payment, Parent or the Company, as applicable, commences a Legal Action which results in a judgment against the Company or Parent, as applicable, for such amounts, then in addition to the amount of such judgment, the Company shall pay to Parent or Parent shall pay to the Company, as applicable, an amount equal to the fees, costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by Parent or Company, as applicable, in connection with such Legal Action, together with interest from the date of termination of this Agreement on all amounts so owed at the base rate of Citibank, N.A. per annum in effect from time to time during such period plus 3%.

(e)       Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.6(e)(iii):

(i)  If the Termination Fee is due and payable, the payment of such Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub and their respective Affiliates against the Company and any of its former, current or future directors, officers, stockholders, Affiliates, employees or agents (or any of their successors or permitted assignees) or against any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of any of the foregoing (or any of their successors or permitted assignees) (collectively, the “Company Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise in connection with this Agreement, and upon payment of such amount, none of the Company or any other Company Parties shall have any further liability or obligation arising out of or relating to this Agreement or the transactions expressly contemplated hereby and in no event shall Parent, Merger Sub, or any of their respective Affiliates seek, or be entitled to, any equitable relief or equitable remedies of any kind whatsoever, including specific performance.

(ii)  If the expense reimbursement referenced in Section 7.6(c) becomes due and payable, the payment thereof shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub and any of their respective former, current or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or agents (or any of their successors or permitted assignees) or against any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of any of the foregoing (or any of their successors or permitted assignees) (collectively, the “Parent Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise in connection with this Agreement, and upon payment of such amount, none of Parent, Merger Sub or any other Parent Parties shall have any further liability or obligation arising out of or relating to this Agreement or the transactions expressly contemplated hereby and in no event shall the Company or any of its Affiliates seek, or be entitled to, any equitable relief or equitable remedies of any kind whatsoever, including specific performance.

(iii)           Nothing in this Section 7.6 shall relieve (A) the Company from liability for any willful breach of its representations, warranties, covenants or agreements set forth in this Agreement or (B) Parent from liability for any willful breach of its or its Affiliates’ representations, warranties, covenants or agreements set forth in this Agreement or any Financing Agreement.

Section 7.7  Amendment.  This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, so long as (a) no amendment that requires stockholder approval under applicable Laws shall be made without such required approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub and the Company.  This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8  Extension; Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9  Procedure for Termination, Amendment, Extension or Waiver.  In order to be effective, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the board of directors of each party seeking to terminate or amend this Agreement and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of a duly authorized designee of the board of directors of the party or parties entitled to extend or waive that obligation or condition.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Certain Definitions.  For purposes of this Agreement:

(a)       “Affiliate” means, when used with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, none of the Greenbriar Funds or any of their respect Affiliates shall be deemed to be an Affiliate of Parent or Merger Sub for purposes of this Agreement.

(b)       “Business Day” means any day, other than Saturday, Sunday or a day on which banks located in New York, New York or Pittsburgh, Pennsylvania are authorized or obligated by Law to close, and shall consist of the time period from 12:01 a.m. through midnight Eastern time.

(c)       “Company Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or together with other effects, events, developments, changes, states of fact, conditions, circumstances or occurrences, is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (i) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industry in which the Company operates; (ii) changes in the industry in which the Company operates, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (iii) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (iv) acts of war, armed hostility or terrorism, in each such case to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industry in which the Company operates; (v) the announcement or pendency of this Agreement and the transactions expressly contemplated hereby; or (vi) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case to the extent that the same is required by the terms of this Agreement.

(d)       “Contracts” means any written contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(e)       “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, fringe benefits, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements and employment agreements, for the benefit of, or relating to, any current or former director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries or any ERISA Affiliates of the Company or any of its Subsidiaries.

(f)       “ERISA” means the Employee Retirement Income Security Act of 1974.

(g)       “ERISA Affiliate” means any entity that is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code) or (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), any of which includes the Company.

(h)       “Excluded Subsidiary” means any Subsidiary of the Company that satisfies each of the following conditions: (i) such Subsidiary is not currently engaged, and since January 1, 2009 has not been engaged, in any material business or activity, (ii) such Subsidiary holds no material assets (including direct or indirect ownership of any interest in any other Subsidiary of the Company other than an Excluded Subsidiary), (iii) such Subsidiary is not subject to any material Liability or obligation in respect of which the Company or any other Subsidiary of the Company may have any Liability, whether as guarantor or otherwise, and (iv) the dissolution of which could not materially affect the Company and its Subsidiaries, taken as whole, or result in the Company or any other Subsidiary of the Company (other than another Excluded Subsidiary) incurring any Liability to which it is not currently subject.

(i)        “Financing Agreements” means the Stock Purchase Agreement, the Debt Commitment Letter or, if applicable, any New Debt Commitment Letter and the definitive documents pertaining to the Debt Commitment Letter or, if applicable, any New Debt Commitment Letter.

(j)       “Greenbriar Funds” means Greenbriar Equity Fund II, L.P., a Delaware limited partnership, Greenbriar Equity Fund II-A L.P., a Delaware limited partnership, and Greenbriar Co-Investment Partners II, L.P., a Delaware limited partnership.

(k)       “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Laws.

(l)       “Indebtedness” means: (i) indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding trade payables and receivables in the ordinary course of business consistent with past practice), including indebtedness evidenced by a note, bond, debenture or similar instrument; (ii) obligations to pay rent or other amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP; (iii) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person; (iv) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; and (v) any guarantee of any such obligations described in clauses (i) through (iv) of this definition.

(m)       “Intellectual Property” means all rights in any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents; (ii) trademarks, service marks, logos, trade dress, trade names, and goodwill associated with the foregoing; (iii) copyrights; (iv) trade secrets, including trade secret know-how, inventions and proprietary business information; (v) computer software programs, including all source code, object code and related specifications, designs and documentation; (vi) Internet domain names, URLs and other computer identifiers; and (vii) all registrations and applications for any of the foregoing.

(n)       “Knowledge” means, when used with respect to Parent, the knowledge, after due inquiry (as defined below), of Herbert S. Shear (Chief Executive Officer) or Richard L. Roadarmel (Chief Financial Officer) and, when used with respect to the Company, the knowledge, after due inquiry (as defined below), of Todd R. Peters (Chief Executive Officer), John M. Pinkerton (Chief Financial Officer), Joseph Salamunovich (Vice President - General Counsel), F. Antony Francis (President - Logistics & Electronics), Michael LePore (Senior Vice President - Operations and Business Development (Drivetrain)) or John J. Machota (Vice President - Human Resources) of the Company.  “Due inquiry” means an actual reading of the representations and warranties made in this Agreement, followed by an actual inquiry of those members of senior management on subjects relevant to the areas as to which they have managerial oversight responsibility.

(o)       “Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(p)       “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(q)       “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(r)       “Parent Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or together with other effects, events, developments, changes, states of fact, conditions, circumstances or occurrences, is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (i) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industry in which the Company operates; (ii) changes in the industry in which Parent operates, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (iii) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (iv) acts of war, armed hostility or terrorism, in each such case to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industry in which Parent operates; (v) the announcement or pendency of this Agreement and the transactions expressly contemplated hereby; or (vi) any action taken by Parent, or which Parent causes to be taken by any of its Subsidiaries, in each case to the extent that the same is required by the terms of this Agreement.

(s)       “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(t)       “Qualifying SEC Report” means (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and (ii) any Company SEC Report filed after the date of filing of such Form 10-K that is filed with the SEC on the SEC’s EDGAR system at least one Business Day prior to the date of this Agreement.

(u)       “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of such Person and its Subsidiaries.

(v)       “Required Information” means all financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested of the Company by Parent or Merger Sub, including:  (i) financial statements prepared in accordance with GAAP, financial data and audit reports; (ii) other information and data regarding the Company and the Subsidiaries of the type and form, and for the periods, in each case, required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities under the Securities Act, and of the type and form, and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Available Financing and in the Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made; and (iii) such other information and data as otherwise required in connection with the Debt Financing and the transactions expressly contemplated by this Agreement or as otherwise necessary in order to assist in receiving a customary “comfort” letter (including “negative assurance” comfort) from the independent auditors of the Company.

(w)       “Solvent” shall mean, with respect to any Person, that (i) the fair saleable value of the property of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of liabilities of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries are able to pay all liabilities of such Person and its Subsidiaries as such liabilities mature and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries.

(x)       “Subsidiary” means, when used with respect to any Person, any other Person that such first Person directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock of such Person.

(y)       “Superior Proposal” means a Takeover Proposal involving a merger or consolidation of the Company, the acquisition of all or a majority of the Company Common Stock or the acquisition of all or substantially all of the Company Assets:  (i) that includes consideration per share of Company Common Stock that is greater than the per share Merger Consideration and otherwise is on terms that the board of directors of the Company has determined in its good faith judgment (after consultation with its Experienced Financial Advisor and Experienced Counsel and after taking into account all legal, financial (including the financing terms of such proposal), regulatory and other aspects of the proposal) are more favorable to the Company’s stockholders from a financial point of view than this Agreement, and (ii) with respect to which the board of directors of the Company has determined in good faith (after consultation with its Experienced Financial Advisor and Experienced Counsel and after taking into account all legal, financial (including the financing terms of such proposal), regulatory and other aspects of the proposal) is reasonably likely to be consummated (if accepted) without unreasonable delay.

(z)       “Takeover Proposal” means any proposal or offer relating to:  (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries; (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole; (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer; (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries; or (v) any other transaction having a similar effect to those described in clauses (i) – (iv), in each case other than the transactions expressly contemplated by this Agreement; provided, however, that no proposal or offer relating solely to the acquisition of all or any part of the Company’s drivetrain business (whether by merger, consolidation, reorganization, purchase of stock or assets or otherwise) shall constitute a Takeover Proposal.

(aa)  “Tax Returns” means any reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(bb)  “Taxes” means:  (i) any federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties; (ii) any transferee liability in respect of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group); and (iii) any liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee liability, in respect of any items described in clauses (i) or (ii) above.

(cc)  “Termination Fee” means (i) $15,000,000 if this Agreement is terminated because an agreement referred to in Section 7.4(a) has been entered into with any Person prior to the Go-Shop End Date, and (ii) $20,000,000 in all other cases in which a Termination Fee is payable by the Company.

(dd)  “Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 8.2  Interpretation.  The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.  Definitions shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise.  The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.”  Unless the context shall require otherwise, any Contracts, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such Contracts, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of Contracts, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes.  All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law.  References to a Person also refer to its predecessors and permitted successors and assigns.

Section 8.3  Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5  Submission to Jurisdiction.  The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum.  The parties to this Agreement agree that mailing of process or other papers in connection with any Legal Action in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6  Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions expressly contemplated by this Agreement.  Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7  Notices.  Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or Merger Sub, to:

Genco Distibution System, Inc.
100 Papercraft Park
Pittsburgh, PA 15238
Facsimile:  (412) 826-0856
Attention:  Herbert S. Shear

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Facsimile:  (212) 757-3990
Attention:  Toby S. Myerson, Esq.
Tarun M. Stewart, Esq.

and

Thorp Reed & Armstrong, LLP
One Oxford Street Center
301 Grant Street, 14th Floor
Pittsburgh, PA  15219
Facsimile:  (412) 394-2555
Attention:  James K. Goldberg, Esq.

If to the Company, to:

ATC Technology Corporation
1400 Opus Place, Suite 600
Downers Grove, IL 60515
Facsimile:  (630) 663-8221
Attention:  Joseph Salamunovich

with a copy to:

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA  90071-3197
Facsimile:  (213) 229-6979
Attention:  Bruce D. Meyer, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.  Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 8.7, (b) if delivered by overnight courier service, the next business day after such communication is sent to the address specified in this Section 8.7, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8  Entire Agreement.  This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9  Parties in Interest.  This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement, other than (a) with respect to the provisions of Section 5.8 which shall inure to the benefit of the Persons benefiting therefrom who are intended third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement and (c) at the Effective Time, the rights of the holders of Company Stock Options to receive the payments contemplated by the applicable provisions of Section 2.3 in accordance with the terms and conditions of this Agreement.

Section 8.10  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11  Rules of Construction.  The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12  Assignment.  This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13  Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.14  Specific Performance.  Subject to Section 7.6(e), the parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.15  No Reliance.  The Company’s representations and warranties in Article III are the product of negotiations among the parties hereto and are solely for the benefit of Parent and Merger Sub.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto pursuant to Section 7.8 and are qualified by a confidential disclosure letter containing non-public information.  Consequently, the Company’s representations and warranties in Article III may not be relied upon by Persons other than the parties hereto as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date, and such representations and warranties may not be relied upon by the Company’s stockholders in making the decision to approve and authorize this Agreement and the transactions expressly contemplated by this Agreement.  This Agreement may only be enforced by Parent and Merger Sub.

Section 8.16  Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement.  This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GENCO DISTRIBUTION SYSTEM, INC.

By:	/s/ Herbert S. Shear
Name: Herbert S. Shear
Title: President and CEO

TRANSFORMERS MERGER SUB, INC.

By:	/s/ Herbert S.Shear
Name: Herbert S. Shear
Title: President and CEO

ATC TECHNOLOGY CORPORATION

By:	/s/ Todd R. Peters
Name: Todd R. Peters
Title: President and CEO